Registration No.  333-23267
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

      The First Trust Special Situations Trust, Series 193

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title and Amount of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

F. Proposed Maximum Aggregate Offering Price to the Public of the Securities Being Registered: Indefinite

G.   Amount of Filing Fee:  $0.00

H.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check  box  if it is proposed that this filing  will  become effective  on April 16, 1997 at 2:00 p.m. pursuant  to  Rule
     487.
                ________________________________

      THE FIRST TRUST SPECIAL SITUATIONS TRUST, SERIES 193

                      Cross-Reference Sheet

         (Form N-8B-2 Items required by Instructions as to the Prospectus in Form S-6)

 Form N-8B-2 Item Number              Form S-6 Heading in Prospectus


            I.  ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of trust                    Prospectus front cover
     (b)  Title of securities issued       Summary of Essential
                                           Information

2.   Name and address of each depositor    Information as to
                                           Sponsor, Trustee and
                                           Evaluator

3.   Name and address of trustee           Information as to
                                           Sponsor, Trustee and
                                           Evaluator

4.   Name and address of principal         Information as to
     underwriters                          Sponsor, Trustee and
                                           Evaluator

5.   State of organization of trust        The First Trust
                                           Special Situations
                                           Trust

6.   Execution and termination of          Other Information
     trust agreement

7.   Changes of name                          *

8.   Fiscal year                              *

9.   Litigation                               *


II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.  (a)  Registered or bearer             Public Offering
          securities

     (b)  Cumulative or distributive       The First Trust
          securities                       Special Situations
                                           Trust

     (c)  Redemption                       Rights of Unitholders

     (d)  Conversion, transfer, etc.       Rights of Unitholders

     (e)  Periodic payment plan               *

     (f)  Voting rights                    Rights of Unitholders

     (g)  Notice of certificateholders     Other Information

     (h)  Consents required                Rights of Unitholders;
                                           Other Information

     (i)  Other provisions                 The First Trust
                                           Special Situations
                                           Trust

11.  Types of securities comprising        The First Trust
     units                                 Special
                                           Situations Trust
                                            Schedule of
                                           Investments

12.  Certain information regarding
     periodic payment certificates            *

13.  (a)  Load, fees, expenses, etc.       Summary of Essential
                                           Information; Public
                                           Offering; The First
                                           Trust Special
                                           Situations Trust
     (b)  Certain information regarding
          periodic payment certificates       *

     (c)  Certain percentages              Summary of Essential
                                           Information; The
                                           First Trust Special
                                           Situations Trust;
                                           Public Offering

     (d)  Certain other fees, etc.
          payable  by holders              Rights of Units
                                           Holders

     (e)  Certain profits receivable
          by depositor, principal,
          underwriters, trustee or         The First Trust
          affiliated persons               Special
                                           Situations Trust

     (f)  Ratio of annual charges             *
          to income

14.  Issuance of trust's securities        Rights of Unit Holders

15.  Receipt and handling of payments
     from purchasers                          *

16.  Acquisition and disposition of
     underlying securities                 The First Trust
                                           Special Situations
                                           Trust; Rights of Unit
                                           Holders;

17.  Withdrawal or redemption              The First Trust
                                           Special Situations
                                           Trust; Public
                                           Offering; Rights of
                                           Unit Holders

18.  (a)  Receipt, custody and             Rights of Unit Holders
          disposition  of income

     (b)  Reinvestment of distributions    Rights of Unit Holders

     (c)  Reserves or special funds        Information as to
                                           Sponsor, Trustee and
                                           Evaluator

     (d)  Schedule of distributions           *

19.  Records, accounts and reports         Rights of Unit Holders

20.  Certain miscellaneous provisions
     of trust agreement

     (a)  Amendment                        Other Information

     (b)  Termination                      Other Information

     (c)  and (d) Trustee, removal         Information as
          and successor                    to Sponsor, Trustee
                                           and Evaluator

     (e)  and (f) Depositor, removal       Information as
          and successor                    to Sponsor, Trustee
                                           and Evaluator

21.  Loans to security holders                *

22.  Limitations on liability              The First Trust
                                           Special Situations
                                           Trust;
                                            Information as to
                                           Sponsor, Trustee
                                           and Evaluator

23.  Bonding arrangements                  Contents of
                                           Registration
                                           Statement

24.  Other material provisions             *
     of trust agreement


III.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.  Organization of depositor             Information as to
                                           Sponsor, Trustee and
                                           Evaluator

26.  Fees received by depositor               *

27.  Business of depositor                 Information as to
                                           Sponsor, Trustee and
                                           Evaluator

28.  Certain information as to
     officials and affiliated                 *
     persons of depositor

29.  Voting securities of depositor           *

30.  Persons controlling depositor            *

31.  Payment by depositor for certain
     services rendered to trust               *

32.  Payment by depositor for certain
     other services rendered to trust         *

33.  Remuneration of employees of
     depositor for certain services
     rendered to trust                        *

34.  Remuneration of other persons
     for certain services rendered            *
     to trust


                IV.  DISTRIBUTION AND REDEMPTION

35.  Distribution of trust's               Public Offering
     securities by states

36.  Suspension of sales of trust's
     securities                               *

37.  Revocation of authority to               *
     distribute

38.  (a)  Method of distribution           Public Offering

     (b)  Underwriting agreements          Public Offering

     (c)  Selling agreements               Public Offering

39.  (a)  Organization of principal        Information as
          underwriters                     to Sponsor, Trustee
                                           and Evaluator

     (b)  N.A.S.D. membership of
          principal underwriters           Information as to
                                           Sponsor, Trustee and
                                           Evaluator


40.  Certain fees received by              See Items 13(a) and
     principal underwriters                13(e)

41.  (a)  Business of principal            Information as to
          underwriters                     Sponsor, Trustee and
                                           Evaluator

     (b)  Branch offices of
          principal underwriters              *

     (c)  Salesmen of principal               *
          underwriters

42.  Ownership of trust's securities
     by certain persons                       *

43.  Certain brokerage commissions
     received by principal                    *
     underwriters

44.  (a)  Method of valuation              Summary of Essential
                                           Information; The
                                           First Trust Special
                                           Situations Trust,
                                           Public Offering

     (b)  Schedule as to offering             *
          price

     (c)  Variation in offering            Public Offering
          price to certain persons

45.  Suspension of redemption rights          *

46.  (a)  Redemption valuation             Rights of Unit Holders

     (b)  Schedule as to redemption           *
          price

47.  Maintenance of position in            Public Offering;
     underlying securities                 Rights
                                           of Unit Holders


       V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.  Organization and regulation of        Information as
     trustee                               to Sponsor, Trustee
                                           and Evaluator

49.  Fees and expenses of trustee          The First Trust
                                           Special Situations
                                           Trust

50.  Trustee's lien                        The First Trust
                                           Special Situations
                                           Trust


     VI.  INFORMATION CONCERNING THE INSURANCE OF HOLDERS OF
                           SECURITIES

51.  Insurance of holders of
     trust's securities                       *


                   VII.  POLICY OF REGISTRANT

52.  (a)  Provisions of trust              The First Trust
          agreement with respect to        Special
                                           selection or
                                           elimination of
                                           Situations Trust;
          underlying securities            Rights of Unit Holders


     (b)  Transactions involving
          elimination of underlying           *
          securities

     (c)  Policy regarding substitution    The First Trust
          or elimination of underlying     Special
          securities                       Situations Trust;
                                           Rights of Unit Holders

     (d)  Fundamental policy not
          otherwise covered                   *

53.  Tax status of Trust                   The First Trust
                                           Special Situations
                                           Trust


          VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.  Trust's securities during                *
     last ten years

55.

56.

57.  Certain information regarding
      period payment certificates             *

58.

59.  Financial statements                  Report of Independent
     (Instruction 1(c) to Form S-6)        Auditors; Statement of
                                           Net Assets




* Inapplicable, answer negative or not required.


                   First Trust (registered trademark)

                   COMMUNICATIONS GROWTH TRUST SERIES
                      ENERGY GROWTH TRUST, SERIES 2
                 INVESTMENT SERVICES GROWTH TRUST SERIES
                     OUTSOURCING GROWTH TRUST SERIES
                      SMALL-CAP GROWTH TRUST SERIES

The Trusts. The First Trust (registered trademark) Special Situations Trust, Series 193 consists of the underlying separate unit investment trusts set forth above. The various trusts are sometimes collectively referred to herein as the "Trusts" and each individually as a "Trust."


The objective of each Trust is to provide for potential capital appreciation by investing the Trust's portfolio in common stocks (the "Equity Securities") of companies in the respective industries represented by each Trust. See "Schedule of Investments" for each Trust. Each Trust has a mandatory termination date ("Mandatory Termination Date" or "Trust Ending Date") as set forth under "Summary of Essential Information." There is, of course, no guarantee that the objective of the Trusts will be achieved. Each Unit of a Trust represents an undivided fractional interest in all the Equity Securities deposited in such Trust.


The Equity Securities deposited in each Trust's portfolio have no fixed maturity date and the value of these underlying Equity Securities will fluctuate with changes in the values of stocks in general. See
"Portfolio."

The Sponsor may, from time to time during a period of up to approximately 360 days after the Initial Date of Deposit, deposit additional Equity Securities in the Trusts or cash (including a letter of credit) with instructions to purchase additional Equity Securities in the Trusts. Such deposits of additional Equity Securities will be done in such a manner that the original proportionate relationship amongst the individual issues of the Equity Securities in each Trust shall be maintained. Any deposit by the Sponsor of additional Equity Securities, or the purchase of additional Equity Securities pursuant to a cash deposit, will duplicate, as nearly as is practicable, the original proportionate relationship established on the Initial Date of Deposit, and not the actual proportionate relationship on the subsequent date of deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any Equity Securities deposited in the Trusts on the Initial, or any subsequent, Date of Deposit. See "What is the First Trust Special Situations Trust?" and "How May Equity Securities be Removed from a Trust?"

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          Nike Securities L.P.
              Sponsor of First Trust (registered trademark)
                             1-800-621-9533


              The date of this Prospectus is April 16, 1997

Public Offering Price. The Public Offering Price per Unit of each Trust during the initial offering period is equal to the aggregate underlying value of the Equity Securities in such Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of such Trust, plus an initial sales charge equal to the difference between the maximum sales charge of 4.5% of the Public Offering Price and the maximum remaining deferred sales charge, initially $.35 per Unit. Commencing on November 28, 1997, and on the last business day of each month thereafter, through March 31, 1998, a deferred sales charge of $.07 will be assessed per Unit per month. Units purchased subsequent to the initial deferred sales charge payment but still during the initial offering period will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. The deferred sales charge will be paid from funds in the Income and/or Capital Accounts, if sufficient, or from the periodic sale of Equity Securities. The sales charge of a Trust is reduced on a graduated scale for sales involving at least $50,000. The total maximum sales charge assessed to Unit holders on a per Unit basis will be 4.5% of the Public Offering Price (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge), subject to a reduction beginning April 30, 1998. A pro rata share of accumulated dividends, if any, in the Income Account of a Trust is included in the Public Offering Price. The minimum amount which an investor may purchase of a Trust is $1,000. Upon completion of the deferred sales charge period, the secondary market Public Offering Price per Unit for a Trust will not include deferred payments, but will instead include only a one-time initial sales charge of 4.5% of the Public Offering Price (equivalent to 4.712% of the net amount invested), which will be reduced by 1/2 of 1% on each April 30, commencing April 30, 1998 to a minimum sales charge of 3.0%. See "How is the Public Offering Price Determined?"


UNITS OF THE TRUSTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY BANK, AND UNITS ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION AND INVOLVE INVESTMENT RISK INCLUDING LOSS OF PRINCIPAL.

Dividend and Capital Distributions. Distributions of dividends and capital, if any, received by a Trust, net of expenses of such Trust, will be paid on the Distribution Date to Unit holders of record on the Record Date as set forth in the "Summary of Essential Information." Distributions of funds in the Capital Account, if any, will be made at least annually in December of each year. Any distribution of income and/or capital will be net of the expenses of the respective Trust. See "What is the Federal Tax Status of Unit Holders?" Additionally, upon termination of the Trusts, the Trustee will distribute, upon surrender of Units for redemption, to each Unit holder his pro rata share of a Trust's assets, less expenses, in the manner set forth under "Rights of Unit Holders-How are Income and Capital Distributed?"

Secondary Market for Units. After the initial offering period, while under no obligation to do so, the Sponsor intends to maintain a market for Units of the Trusts and offer to repurchase such Units at prices which are based on the aggregate underlying value of Equity Securities in such Trusts (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities) plus or minus cash, if any, in the Capital and Income Accounts of such Trusts. If a secondary market is maintained during the initial offering period, the prices at which Units will be repurchased will also be based upon the aggregate underlying value of the Equity Securities in the Trusts (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus cash, if any, in the Capital and Income Accounts of such Trusts. If a secondary market is not maintained, a Unit holder may redeem Units through redemption at prices based upon the aggregate underlying value of the Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of a Trust. A Unit holder tendering 2,500 Units or more of a Trust for redemption may request a distribution of shares of Equity Securities (reduced by customary transfer and registration charges) in lieu of payment in cash. Any deferred sales charge remaining on Units at the time of their sale or redemption will be collected at that time. See "How May Units be Redeemed?"

Termination. Commencing on the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of the Trusts. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of a Trust specifying the time or times at which Unit holders may surrender their certificates for cancellation shall be given by the Trustee to each Unit holder at his address appearing on the registration books of such Trust maintained by the Trustee. At least 60 days prior to the Mandatory Termination Date of each Trust, the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (reduced by customary transfer and registration charges) if such Unit holder owns at least 2,500 Units of a Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Mandatory Termination Date of a Trust. Unit holders not electing a distribution of shares of Equity Securities will receive a cash distribution within a reasonable time after a Trust is terminated. See "Rights of Unit Holders-How are Income and Capital Distributed?"

Risk Factors. An investment in a Trust should be made with an understanding of the risks associated therewith, including, among other factors, the possible deterioration of either the financial condition of the issuers of the Equity Securities or the general condition of the stock market, changes in interest rates and economic recession. Volatility in the market price of the Equity Securities in a Trust also changes the value of the Units of the Trusts. Unit holders tendering Units for redemption during periods of market volatility may receive redemption proceeds which are more or less than they paid for the Units. The Trusts' portfolios are not managed and Equity Securities will not be sold by the Trusts regardless of market fluctuations, although certain Equity Securities may be sold under certain limited circumstances. For further information concerning these risk factors as well as a discussion of additional risks specific to each Trust, see "What are Equity Securities?-Risk Factors."

                                         Summary of Essential Information

                At the Opening of Business on the Initial Date of Deposit
                                  of the Equity Securities-April 16, 1997


              Sponsor:   Nike Securities L.P.
              Trustee:   The Chase Manhattan Bank
            Evaluator:   First Trust Advisors L.P.

                                                                         Communications    Energy          Investment
                                                                         Growth Trust      Growth Trust    Services Growth
                                                                         Series            Series 2        Trust Series
                                                                         ______________    ____________    _______________
General Information
Initial Number of Units (1)                                                  15,122            15,102          15,010
Fractional Undivided Interest in the Trust per Unit (1)                    1/15,122          1/15,102        1/15,010
Public Offering Price:
   Aggregate Offering Price Evaluation of
      Equity Securities in Portfolio (2)                                 $  149,715        $  149,510      $  148,602
   Aggregate Offering Price Evaluation of
      Equity Securities per Unit                                         $    9.900        $    9.900      $    9.900
   Maximum Sales Charge of 4.5% of the Public
      Offering Price per Unit (4.545% of the net amount
      invested, exclusive of the deferred sales charge) (3)              $     .450        $     .450      $     .450
   Less Deferred Sales Charge per Unit                                   $    (.350)       $    (.350)     $    (.350)
   Public Offering Price per Unit (3)                                    $   10.000        $   10.000      $   10.000
Sponsor's Initial Repurchase Price per Unit                              $    9.550        $    9.550      $    9.550
Redemption Price per Unit (based on aggregate underlying
   value of Equity Securities less deferred sales charge) (4)            $    9.550        $    9.550      $    9.550
CUSIP Number                                                             33718T 829        33718T 837      33718T 845
Trustee's Annual Fee per Unit outstanding                                $    .0096        $    .0096      $    .0096
Evaluator's Annual Fee per Unit outstanding (5)                          $    .0030        $    .0030      $    .0030
Maximum Supervisory Fee per Unit outstanding (6)                         $    .0035        $    .0035      $    .0035
Estimated Annual Amortization of Organizational and
   Offering Costs per Unit outstanding (7)                               $    .0045        $    .0045      $    .0045

First Settlement Date                         April 21, 1997
Mandatory Termination Date                    April 15, 2002
Discretionary Liquidation Amount              A Trust may be terminated if the value thereof is less than the lower of
                                              $2,000,000 or 20% of the total value of Equity Securities deposited in such
                                              Trust during the primary offering period.
Income Distribution Record Date               Fifteenth day of each June and December commencing June 15, 1997.
Income Distribution Date (8)                  Last day of each June and December commencing June 30, 1997.

[FN]
_____________

(1) As of the close of business on the Initial Date of Deposit, the number of Units of a Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each Equity Security listed on a national securities exchange or the NASDAQ National Market System is valued at the last closing sale price, or if no such price exists or if the Equity Security is not so listed, at the closing ask price thereof.

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. The initial sales charge applies to all Units and represents an amount equal to the difference between the maximum sales charge for a Trust of 4.5% of the Public Offering Price and the amount of the maximum remaining deferred sales charge (initially $.35 per Unit). Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate underlying value of the Equity Securities underlying the respective Trust. In addition to the initial sales charge, Unit holders will pay a deferred sales charge of $.07 per Unit per month commencing November 28, 1997 and on the last business day of each month thereafter through March 31, 1998. During the initial offering period, Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. These deferred sales charge payments will be paid from funds in the Income and/or Capital Accounts, if sufficient, or from the periodic sale of Equity Securities. See "Fee Table" and "Public Offering" for additional information. Commencing on April 1, 1998, the secondary market sales charge will not include the deferred sales charge payments but will instead include only a one-time initial sales charge of 4.5% of the Public Offering Price and will decrease by 1/2 of 1% on each subsequent April 30, commencing April 30, 1998 to a minimum sales charge of 3.0% as described under "Public Offering." On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Equity Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities will be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) See "How May Units be Redeemed?"

(5) The Evaluator's Fee is payable to an affiliate of the Sponsor. Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New York Stock Exchange on each day on which it is open.

(6) The Supervisory Fee is payable to an affiliate of the Sponsor. In addition, the Sponsor will be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $.0028 per Unit per Trust.

(7) Each Trust (and therefore Unit holders) will bear all or a portion of its organizational and offering costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational and offering expenses will be charged off over a period not to exceed the life of the Trusts (approximately five years). See "What are the Expenses and Charges?" and "Statements of Net Assets." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

(8) Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made in December of each year.

                                         Summary of Essential Information

                At the Opening of Business on the Initial Date of Deposit
                                  of the Equity Securities-April 16, 1997


              Sponsor:   Nike Securities L.P.
              Trustee:   The Chase Manhattan Bank
            Evaluator:   First Trust Advisors L.P.

                                                                                          Outsourcing       Small-Cap
                                                                                          Growth Trust      Growth Trust
                                                                                          Series            Series
                                                                                          ____________      ____________
General Information
Initial Number of Units (1)                                                                   14,946            15,147
Fractional Undivided Interest in the Trust per Unit (1)                                     1/14,946          1/15,147
Public Offering Price:
   Aggregate Offering Price Evaluation of Equity Securities in Portfolio (2)              $  147,968        $  149,961
   Aggregate Offering Price Evaluation of Equity Securities per Unit                      $    9.900        $    9.900
   Maximum Sales Charge of 4.5% of the Public Offering
      Price per Unit (4.545% of the net amount
      invested, exclusive of the deferred sales charge) (3)                               $     .450        $     .450
   Less Deferred Sales Charge per Unit                                                    $    (.350)       $    (.350)
   Public Offering Price per Unit (3)                                                     $   10.000        $   10.000
Sponsor's Initial Repurchase Price per Unit                                               $    9.550        $    9.550
Redemption Price per Unit (based on aggregate underlying
   value of Equity Securities less deferred sales charge) (4)                             $    9.550        $    9.550
CUSIP Number                                                                              33718T 852        33718T 860
Trustee's Annual Fee per Unit outstanding                                                 $    .0096        $    .0096
Evaluator's Annual Fee per Unit outstanding (5)                                           $    .0030        $    .0030
Maximum Supervisory Fee per Unit outstanding (6)                                          $    .0035        $    .0035
Estimated Annual Amortization of Organizational and
   Offering Costs per Unit outstanding (7)                                                $    .0045        $    .0045

First Settlement Date                       April 21, 1997
Mandatory Termination Date                  April 15, 2002
Discretionary Liquidation Amount            A Trust may be terminated if the value thereof is less than the lower of
                                            $2,000,000 or 20% of the total value of Equity Securities deposited in such
                                            Trust during the primary offering period.
Income Distribution Record Date             Fifteenth day of each June and December commencing June 15, 1997.
Income Distribution Date (8)                Last day of each June and December commencing June 30, 1997.

[FN]
______________

(1) As of the close of business on the Initial Date of Deposit, the number of Units of a Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each Equity Security listed on a national securities exchange or the NASDAQ National Market System is valued at the last closing sale price, or if no such price exists or if the Equity Security is not so listed, at the closing ask price thereof.

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. The initial sales charge applies to all Units and represents an amount equal to the difference between the maximum sales charge for a Trust of 4.5% of the Public Offering Price and the amount of the maximum remaining deferred sales charge (initially $.35 per Unit). Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate underlying value of the Equity Securities underlying the respective Trust. In addition to the initial sales charge, Unit holders will pay a deferred sales charge of $.07 per Unit per month commencing November 28, 1997 and on the last business day of each month thereafter through March 31, 1998. During the initial offering period, Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. These deferred sales charge payments will be paid from funds in the Income and/or Capital Accounts, if sufficient, or from the periodic sale of Equity Securities. See "Fee Table" and "Public Offering" for additional information. Commencing on April 1, 1998, the secondary market sales charge will not include the deferred sales charge payments but will instead include only a one-time initial sales charge of 4.5% of the Public Offering Price and will decrease by 1/2 of 1% on each subsequent April 30, commencing April 30, 1998 to a minimum sales charge of 3.0% as described under "Public Offering." On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Equity Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities will be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) See "How May Units be Redeemed?"

(5) The Evaluator's Fee is payable to an affiliate of the Sponsor. Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New York Stock Exchange on each day on which it is open.

(6) The Supervisory Fee is payable to an affiliate of the Sponsor. In addition, the Sponsor will be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $.0028 per Unit per Trust.

(7) Each Trust (and therefore Unit holders) will bear all or a portion of its organizational and offering costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational and offering expenses will be charged off over a period not to exceed the life of the Trusts (approximately five years). See "What are the Expenses and Charges?" and "Statements of Net Assets." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

(8) Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made in December of each year.

                                FEE TABLES

These Fee Tables are intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public
Offering" and "What are the Expenses and Charges?" Although the Trusts have a term of five years and are unit investment trusts rather than a mutual fund, this information is presented to permit a comparison of fees.

COMMUNICATIONS GROWTH TRUST SERIES
                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ________
Unit Holder Transaction Expenses
Initial sales charge imposed on purchase
  (as a percentage of public offering price)                                               1.00%(a)            $ .100
Deferred sales charge
  (as a percentage of public offering price)                                               3.50%(b)              .350
                                                                                           ________            ________
                                                                                           4.50%               $ .450
                                                                                           ========            ========

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)
Trustee's fee                                                                              .098%               $.0096
Portfolio supervision, bookkeeping, administrative, amortization of
  organizational and offering expenses and evaluation fees                                 .141%                .0138
Other operating expenses                                                                   .055%                .0054
                                                                                           ________            ________
  Total                                                                                    .294%               $.0288
                                                                                           ========            ========

                                                                Example
                                                                _______
                                                                                Cumulative Expenses Paid for Period:
                                                                             1 Year           3 Years          5 Years
                                                                             ______           _______          _______
An investor would pay the following expenses on a $1,000 investment, assuming the Communications Growth Trust Series has an estimated operating expense ratio of .294% and a 5% annual return on the investment throughout
the periods                                                                  $ 48             $ 54             $ 61

ENERGY GROWTH TRUST, SERIES 2
                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ________
Unit Holder Transaction Expenses
Initial sales charge imposed on purchase
  (as a percentage of public offering price)                                               1.00%(a)            $ .100
Deferred sales charge
  (as a percentage of public offering price)                                               3.50%(b)              .350
                                                                                           ________            ________
                                                                                           4.50%               $ .450
                                                                                           ========            ========

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)
Trustee's fee                                                                              .098%               $.0096
Portfolio supervision, bookkeeping, administrative, amortization of
  organizational and offering expenses and evaluation fees                                 .141%                .0138
Other operating expenses                                                                   .055%                .0054
                                                                                           ________            ________
  Total                                                                                    .294%               $.0288
                                                                                           ========            ========

                                                                  Example
                                                                  _______
                                                                               Cumulative Expenses Paid for Period:
                                                                             1 Year           3 Years          5 Years
                                                                             ______           _______          _______
An investor would pay the following expenses on a $1,000 investment, assuming the Energy Growth Trust, Series 2 has an estimated operating expense ratio of .294% and a 5% annual return on the investment throughout
the periods                                                                  $ 48             $ 54             $ 61

INVESTMENT SERVICES GROWTH TRUST SERIES
                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ________
Unit Holder Transaction Expenses
Initial sales charge imposed on purchase
  (as a percentage of public offering price)                                               1.00%(a)            $ .100
Deferred sales charge
  (as a percentage of public offering price)                                               3.50%(b)              .350
                                                                                           ________            ________
                                                                                           4.50%               $ .450
                                                                                           ========            ========

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)
Trustee's fee                                                                              .098%               $.0096
Portfolio supervision, bookkeeping, administrative, amortization of
  organizational and offering expenses and evaluation fees                                 .141%                .0138
Other operating expenses                                                                   .055%                .0054
                                                                                           ________            ________
  Total                                                                                    .294%               $.0288
                                                                                           ========            ========

                                                               Example
                                                               _______
                                                                               Cumulative Expenses Paid for Period:
                                                                              1 Year          3 Years          5 Years
                                                                             ______           _______          _______
An investor would pay the following expenses on a $1,000 investment, assuming the Investment Services Growth Trust Series has an estimated operating expense ratio of .294% and a 5% annual return on the investment
throughout the periods                                                       $ 48             $ 54             $ 61

OUTSOURCING GROWTH TRUST SERIES
                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ________
Unit Holder Transaction Expenses
Initial sales charge imposed on purchase
  (as a percentage of public offering price)                                               1.00%(a)            $ .100
Deferred sales charge
  (as a percentage of public offering price)                                               3.50%(b)              .350
                                                                                           ________            ________
                                                                                           4.50%               $ .450
                                                                                           ========            ========

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)
Trustee's fee                                                                              .098%               $.0096
Portfolio supervision, bookkeeping, administrative, amortization of
  organizational and offering expenses and evaluation fees                                 .141%                .0138
Other operating expenses                                                                   .055%                .0054
                                                                                           ________            ________
  Total                                                                                    .294%               $.0288
                                                                                           ========            ========

                                                             Example
                                                             _______
                                                                               Cumulative Expenses Paid for Period:
                                                                             1 Year           3 Years          5 Years
                                                                             ______           _______          _______
An investor would pay the following expenses on a $1,000 investment, assuming the Outsourcing Growth Trust Series has an estimated operating expense ratio of .294% and a 5% annual return on the investment throughout
the periods                                                                  $ 48             $ 54             $ 61

SMALL-CAP GROWTH TRUST SERIES
                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ________
Unit Holder Transaction Expenses
Initial sales charge imposed on purchase
  (as a percentage of public offering price)                                               1.00%(a)            $ .100
Deferred sales charge
  (as a percentage of public offering price)                                               3.50%(b)              .350
                                                                                           ________            ________
                                                                                           4.50%               $ .450
                                                                                           ========            ========

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)
Trustee's fee                                                                              .098%               $.0096
Portfolio supervision, bookkeeping, administrative, amortization of
  organizational and offering expenses and evaluation fees                                 .141%                .0138
Other operating expenses                                                                   .055%                .0054
                                                                                           ________            ________
  Total                                                                                    .294%               $.0288
                                                                                           ========            ========

                                                                    Example
                                                                    _______
                                                                               Cumulative Expenses Paid for Period:
                                                                             1 Year           3 Years          5 Years
                                                                             ______           _______          _______
An investor would pay the following expenses on a $1,000 investment, assuming the Small-Cap Growth Trust Series has an estimated operating expense ratio of .294% and a 5% annual return on the investment throughout
the periods                                                                  $ 48             $ 54             $ 61

The examples assume reinvestment of all dividends and distributions and utilize a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The examples should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the examples.

[FN]
______________

(a) The Initial Sales Charge is actually the difference between the maximum total sales charge of 4.5% and the maximum remaining deferred sales charge (initially $.35 per Unit) and would exceed 1.0% if the Public Offering Price exceeds $10.00 per Unit.

(b) The actual fee is $.07 per month per Unit, irrespective of purchase or redemption price deducted monthly commencing November 28, 1997 through March 31, 1998. If a Unit holder sells or redeems Units before all of these deductions have been made, the balance of the deferred sales charge payments remaining will be deducted from the sales or redemption proceeds. If the Unit price exceeds $10.00 per Unit, the deferred sales charge will be less than 3.5%. Units purchased subsequent to the initial deferred sales charge payment will also be subject to the remaining deferred sales charge payments.

                   COMMUNICATIONS GROWTH TRUST SERIES
                      ENERGY GROWTH TRUST, SERIES 2
                 INVESTMENT SERVICES GROWTH TRUST SERIES
                     OUTSOURCING GROWTH TRUST SERIES
                      SMALL-CAP GROWTH TRUST SERIES
          The First Trust Special Situations Trust, Series 193

What is The First Trust Special Situations Trust?

The First Trust Special Situations Trust, Series 193 is one of a series of investment companies created by the Sponsor under the name of The First Trust Special Situations Trust, all of which are generally similar but each of which is separate and is designated by a different series number. This Series consists of the underlying separate unit investment trusts set forth above. The Trusts were created under the laws of the State of New York pursuant to a Trust Agreement (the "Indenture"), dated the Initial Date of Deposit, with Nike Securities L.P. as Sponsor, The Chase Manhattan Bank as Trustee, and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator.

On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of contracts for the purchase of common stocks together with an irrevocable letter or letters of credit of a financial institution in an amount at least equal to the purchase price of such securities. In exchange for the deposit of securities or contracts to purchase securities in the Trusts, the Trustee delivered to the Sponsor documents evidencing the entire ownership of the Trusts.

Communications Growth Trust Series

The objective of the Communications Growth Trust Series (the "Communications Trust") is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of communications companies which the Sponsor believes are positioned to take advantage of the convergence of many types of communications around the world. The Communications Trust's portfolio is diversified across domestic and international companies involved in computer networking, communications equipment, communications services and wireless communications. The companies selected for the Communications Trust have been researched and evaluated using database screening techniques, fundamental analysis and the judgment of the Sponsor's research experts. In general, the Sponsor believes these companies have above-average growth prospects for both sales and earnings, established market shares for their services and lower-than-average levels of debt.

In the Sponsor's opinion, the communications industry is expected to benefit from the convergence of a variety of industries including entertainment, media and publishing. Companies well-positioned within the communications industry are poised for both substantial revenue and earnings growth potential over the next several years. The Telecommunications Act of 1996 is breaking down regulatory barriers in the United States, making it possible for companies once precluded from offering multiple communication services to now do so. Cable companies, for instance, can now offer telephone services while telephone companies can offer video services. Increased competition and opportunities will arise as telephone companies are able to offer both long-distance and local services. Governments worldwide are moving toward democracy and economies based on market-oriented policies. As part of this process, communications systems are shifting from government-owned monopolies to publicly-owned market-based companies. This worldwide deregulation is likely to accelerate global demand for communications services. Due to the fast pace of technological advances, domestic and global demand for communications services and equipment is increasing. Recent advances, such as wireless phones, fiber optics and the Internet, are allowing businesses, individuals and governments greater access to a variety of communications services at greatly reduced costs. This increased access, in turn, is fueling the demand for products from manufacturers of communications equipment and computer networks. In addition, future technological advances will only serve to further lower communications-related costs and continue to stimulate demand.

See "Schedule of Investments" and "What are Equity Securities?-Risk Factors" for the Communications Growth Trust Series. There is, however, no assurance that the objective of the Communications Trust will be achieved.

Energy Growth Trust, Series 2

The objective of the Energy Growth Trust, Series 2 (the "Energy Growth Trust") is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of energy companies which the Sponsor believes are positioned to take advantage of the world's increasing demand for energy. The Energy Trust's portfolio is diversified across many energy sectors, including integrated oil, oilfield services and equipment, oil and gas production and natural gas. The companies selected for the Energy Trust have been researched and evaluated using database screening techniques, fundamental analysis and the judgment of the Sponsor's research experts. To help reduce risk, the Energy Trust avoids small companies, newly-issued stocks and stocks with little or no earnings. In general, the Sponsor believes the companies selected for the Energy Trust have above-average growth prospects for both sales and earnings and lower-than-average levels of debt.


Worldwide demand for energy continues to increase daily, driven primarily by the rapid developments in newly-industrialized countries in Asia, Eastern Europe and Latin America. Energy prices are expected to rise by decade's end because current energy supplies are being drained by the world's demands for energy. Industry overcapacity and declining energy prices in the 1980s forced energy companies to become more competitive under difficult conditions. Energy companies have greatly improved their operating efficiencies through cost cutting, consolidation and new technologies as discussed below:


- Cost cutting has occurred through sizable workforce reductions and the use of technology to lower overhead and production costs.

- Consolidation and the divestiture of non-core assets has reduced industry capacity and allowed companies to focus on their core operations.

- New technologies are expected to lead to the discovery of additional energy reserves and lower the cost of developing these reserves. Given these measures, energy companies are positioned for significantly improved profitability when energy prices increase, as analysts expect.

See "Schedule of Investments" and "What are Equity Securities?-Risk Factors" for the Energy Growth Trust. There is, however, no assurance that the objective of the Energy Trust will be achieved.

Investment Services Growth Trust Series

The objective of the Investment Services Growth Trust Series (the "Investment Services Trust") is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of brokerage and investment services companies which the Sponsor believes are experiencing record-setting earnings and profits growth. The Investment Services Trust's portfolio is diversified across 25 companies engaged in stock brokerage, commodity brokerage, investment banking, tax-advantaged investment or investment sales, investment management or related investment advisory services. The companies selected for the Investment Services Trust have been researched and evaluated using database screening techniques, fundamental analysis and the judgment of the Sponsor's research experts. In general, the Sponsor believes these companies have above-average growth prospects for both sales and earnings and established market shares for their services.

An unprecedented long-running bull market, stable interest rates and low inflation are among the favorable factors influencing the brokerage and investment services industry's record-setting earnings/profits boom. Their stocks, historically, have outperformed market averages; and although past performance is no guarantee of future results, the Sponsor believes this trend should continue while the investment climate is favorable. Many brokerage/investment services firms are setting their prospects overseas. Industry giants with formidable multi-dimensional and global profit-generating capabilities are buying out brokerage firms in many countries, while others are entering into joint ventures with their foreign counterparts. Gaining a global foothold has, in many cases, bolstered earnings, profits and stock prices. Late in 1996, the Federal Reserve loosened its limitations on banks underwriting securities, which will allow banks to acquire brokerage firms. Brokerage firms could also benefit from proposed capital-gains tax cuts.

See "Schedule of Investments" and "What are Equity Securities?-Risk Factors" for the Investment Services Growth Trust Series. There is, however, no assurance that the objective of the Investment Services Trust will be achieved.

Outsourcing Growth Trust Series


The objective of the Outsourcing Growth Trust Series (the "Outsourcing Trust") is to provide investors with above-average capital appreciation potential through an investment in a diversified portfolio of common stocks of outsourcing companies which the Sponsor believes are positioned to take advantage of the trend among institutions, such as corporations and government entities, toward utilizing specialized, vendor-supplied services. The Outsourcing Trust's portfolio is diversified across several outsourcing companies involved in various industries such as business services, electronics manufacturing, information services and staffing. The companies selected for the Outsourcing Trust have been researched and evaluated using database screening techniques, fundamental analysis and the judgment of the Sponsor's research experts. In general, the Sponsor believes the companies selected for the Outsourcing Trust have above-average growth prospects for both sales and earnings, established market shares for their services and lower-than-average levels of debt.


In today's increasingly competitive business environment, many businesses are reducing internal costs in order to maintain or enhance their profitability. Outsourcing has become a way to help many businesses reduce fixed costs which, consequently, has enabled them to concentrate more on core operations. Outsourcing firms specialize in a particular task and can perform the work more cost-effectively. Outsourcing, furthermore, provides greater financial flexibility by converting fixed costs into variable costs. Financial resources otherwise spent on hiring/training in-house personnel become available to spend on core operations. As a result, mundane but necessary tasks, such as temporary staffing and uniform maintenance, are increasingly being outsourced to firms with specialized services. With technological and communications advancements occurring almost daily, the Sponsor believes outsourcing firms are in an ideal position to meet businesses' needs more quickly and profitably than an internal division. These advancements also create a tremendous opportunity for firms to provide solutions to businesses which are unable, or unwilling, to dedicate the necessary resources internally to keep pace.

See "Schedule of Investments" and "What are Equity Securities?-Risk Factors" for the Outsourcing Growth Trust Series. There is, however, no assurance that the objective of the Outsourcing Trust will be achieved.

Small-Cap Growth Trust Series


The objective of the Small-Cap Growth Trust Series (the "Small-Cap Growth Trust") is to provide investors with above-average capital appreciation potential through an investment in a diversified portfolio of 40 small capitalization companies which the Sponsor believes have substantial growth potential. The Small-Cap Growth Trust's portfolio is well-diversified across several industries and concentrates on United States-based small-cap companies included in the Russell 2000 Index. Diversifying a portfolio helps to offset the risks normally associated with equity investments, although risk cannot be entirely eliminated. This type of diversification, furthermore, provides a convenient, efficient way to own several stocks without considerable time and capital commitments on the investor's part. The companies selected for the Small-Cap Growth Trust have been researched and evaluated using database screening techniques, fundamental analysis and the judgment of the Sponsor's research experts. In general, the Sponsor believes these companies have above-average growth prospects for both sales and earnings, established market shares for their products and services and lower-than-average levels of debt.


Historically, United States small-cap stocks have outperformed the overall stock market, large-cap stocks, bonds and inflation over the long term. Because small-cap stocks have the potential to provide higher total returns, they are ideal for the more aggressive investor who is comfortable with the above-average volatility that is inherent in United States small-cap companies. The small-cap companies selected for the Small-Cap Growth Trust are believed to have attractive valuations with prospects for above-average earnings growth. In general, the stock market performance of small-cap stocks has lagged the returns of large-cap stocks during the past few years. These companies do not have the same level of analyst coverage as larger-cap companies which, if coverage expands, might result in higher prices for these Equity Securities.

See "Schedule of Investments" and "What are Equity Securities?-Risk Factors" for the Small-Cap Growth Trust Series. There is, however, no assurance that the objective of the Small-Cap Growth Trust will be achieved.

Each Trust has a Mandatory Termination Date, as set forth under "Summary of Essential Information." Each Unit of a Trust represents an undivided fractional interest in all the Equity Securities deposited in such Trust.

With the deposit of the Equity Securities on the Initial Date of Deposit, the Sponsor established a percentage relationship between the amounts of Equity Securities in each Trust's portfolio, as set forth under "Schedule of Investments" for each Trust. From time to time following the Initial Date of Deposit, the Sponsor, pursuant to the Indenture, may deposit additional Equity Securities in a Trust, or cash (including a letter of credit) with instructions to purchase additional Equity Securities in a Trust. Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the outstanding number of Units of a Trust. Any deposit by the Sponsor of additional Equity Securities, or the purchase of additional Equity Securities pursuant to a cash deposit, will duplicate, as nearly as is practicable, the original proportionate relationship and not the actual proportionate relationship on the subsequent date of deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any of the Equity Securities deposited in a Trust on the Initial, or any subsequent, Date of Deposit. See "How May Equity Securities be Removed from a Trust?" Since the prices of the underlying Equity Securities will fluctuate daily, the ratio, on a market value basis, will also change daily. The portion of Equity Securities represented by each Unit will not change as a result of the deposit of additional Equity Securities in a Trust. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the prices of the Equity Securities between the time of the cash deposit and the purchase of the Equity Securities and because such Trust will pay the associated brokerage fees. To minimize this effect, the Trusts will try to purchase the Equity Securities as close to the evaluation time as possible. The Trustee may, from time to time, retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for a Trust with respect to acquiring Equity Securities for a Trust. In acting in such capacity, the Sponsor or its affiliate will be subject to the restrictions under the Investment Company Act of 1940, as amended.

On the Initial Date of Deposit, each Unit of a Trust represented the undivided fractional interest in the Equity Securities deposited in such Trust set forth under "Summary of Essential Information" for each Trust. To the extent that Units of a Trust are redeemed, the aggregate value of the Equity Securities in such Trust will be reduced and the undivided fractional interest represented by each outstanding Unit of that Trust will increase. However, if additional Units are issued by a Trust in connection with the deposit of additional Equity Securities or cash by the Sponsor, the aggregate value of the Equity Securities in that Trust will be increased by amounts allocable to additional Units, and the fractional undivided interest represented by each Unit of that Trust will be decreased proportionately. See "How May Units be Redeemed?"

What are the Expenses and Charges?

With the exception of brokerage fees discussed above and bookkeeping and other administrative services provided to each Trust, for which the Sponsor will be reimbursed in amounts as set forth under "Summary of Essential Information," the Sponsor will not receive any fees in connection with its activities relating to a Trust. Certain of the expenses incurred in establishing a Trust, including the cost of the initial preparation of documents relating to a Trust, Federal and state registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses may be paid by the Sponsor, and may, in part, be paid by the Trustee.

First Trust Advisors L.P., an affiliate of the Sponsor, will receive an annual supervisory fee, which is not to exceed the amount set forth under "Summary of Essential Information," for providing portfolio supervisory services for each Trust. Such fee is based on the number of Units outstanding in a Trust on January 1 of each year except for the year or years in which an initial offering period occurs in which case the fee for a month is based on the number of Units outstanding at the end of such month. In providing such supervisory services, the Portfolio Supervisor may purchase research services from a variety of sources which may include dealers of the Trusts.

Subsequent to the initial offering period, First Trust Advisors L.P., in its capacity as the Evaluator for the Trusts, will receive a fee as indicated in the "Summary of Essential Information." The Trustee pays certain expenses of each Trust for which it is reimbursed by such Trust. The Trustee will receive for its ordinary recurring services to each Trust an annual fee set forth in each "Summary of Essential Information," which is based upon the largest aggregate number of Units of each Trust outstanding at any time during the year. For a discussion of the services performed by the Trustee pursuant to its obligations under the Indenture, reference is made to the material set forth under "Rights of Unit Holders."

The Trustee's and the above described fees are payable from the Income Account of a Trust to the extent funds are available and then from the Capital Account of such Trust. Since the Trustee has the use of the funds being held in the Capital and Income Accounts for payment of expenses and redemptions and since such Accounts are noninterest-bearing to Unit holders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to each Trust is expected to result from the use of these funds.

Each of the above mentioned fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor. In addition, with respect to the fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisor services and evaluation services, such individual fees may exceed the actual costs of providing such services for a Trust, but at no time will the total amount received for such services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliate of supplying such services in such year.

All or a portion of the expenses incurred in establishing the Trusts, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust's portfolio and the initial fees and expenses of the Trustee and any other out-of-pocket expenses, will be paid by each Trust and charged off over a period not to exceed the life of the Trusts (approximately five years). The following additional charges are or may be incurred by a Trust: all legal and annual auditing expenses of the Trustee incurred by or in connection with its responsibilities under the Indenture; the expenses and costs of any action undertaken by the Trustee to protect a Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Indenture; indemnification of the Trustee for any loss, liability or expense incurred by it without negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of a Trust; indemnification of the Sponsor for any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct in acting as Depositor of such Trust; all taxes and other government charges imposed upon the Securities or any part of a Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses and the Trustee's annual fee, when paid or owing to the Trustee, are secured by a lien on each Trust. In addition, the Trustee is empowered to sell Equity Securities in a Trust in order to make funds available to pay all these amounts if funds are not otherwise available in the Income and Capital Accounts of such Trust. Since the Equity Securities are all common stocks and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a Trust. As described above, if dividends are insufficient to cover expenses, it is likely that Equity Securities will have to be sold to meet such Trust expenses. These sales may result in capital gains or losses to Unit holders. See "What is the Federal Tax Status of Unit Holders?"

The Indenture requires each Trust to be audited on an annual basis at the expense of such Trusts by independent auditors selected by the Sponsor. So long as the Sponsor is making a secondary market for the Units, the Sponsor is required to bear the cost of such annual audits to the extent such cost exceeds $0.0050 per Unit. Unit holders of a Trust covered by an audit may obtain a copy of the audited financial statements upon request.

What is the Federal Tax Status of Unit Holders?


This is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of
Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unit holders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trusts. For purposes of the following discussion and opinion, it is assumed that each Equity Security is equity for Federal income tax purposes.


In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. Each Trust is not an association taxable as a corporation for Federal income tax purposes; each Unit holder will be treated as the owner of a pro rata portion of each of the assets of a Trust under the Code; and the income of each Trust will be treated as income of the Unit holders thereof under the Code. Each Unit holder will be considered to have received his pro rata share of the income derived from each Equity Security when such income is considered to be received by a Trust.

2. Each Unit holder will be considered to have received all of the dividends paid on his or her pro rata portion of each Equity Security when such dividends are received by a Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unit holders will be taxed in this manner regardless of whether distributions from such Trust are actually received by the Unit holder.


3. Each Unit holder will have a taxable event when a Trust disposes of an Equity Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unit holder (except to the extent an In-Kind distribution of stocks is received by such Unit holder as described below). The price a Unit holder pays for his Units is allocated among his pro rata portion of each Equity Security held by a Trust (in proportion to the fair market values thereof on the valuation date nearest to the date the Unit holder purchases his Units) in order to determine his initial tax basis for his pro rata portion of each Equity Security held by such Trust. It should be noted that certain legislative proposals have been made which could affect the calculation of basis for Unit holders holding securities substantially identical to the Equity Securities. Unit holders should consult their own tax advisors with regard to the calculation of basis. For Federal income tax purposes, a Unit holder's pro rata portion of dividends, as defined by Section 316 of the Code, paid with respect to an Equity Security held by a Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unit holder's pro rata portion of dividends paid on such Equity Security which exceeds such current and accumulated earnings and profits will first reduce a Unit holder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unit holder's tax basis in such Equity Security shall generally be treated as capital gain. In general, any such capital gain will be short-term unless a Unit holder has held his Units for more than one year.


4. A Unit holder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by a Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution) and will generally be long-term if the Unit holder has held his Units for more than one year (the date on which the Units are acquired (i.e., the trade date) is excluded for purposes of determining whether the Units have been held for more than one year). A Unit holder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by a Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution) and, in general, will be long-term if the Unit holder has held his Units for more than one year. Unit holders should consult their tax advisers regarding the recognition of such capital gains and losses for Federal income tax purposes.

Deferred Sales Charge. Generally, the tax basis of a Unit holder includes sales charges, and such charges are not deductible. A portion of the sales charge for a Trust is deferred. It is possible that for federal income tax purposes a portion of the deferred sales charge may be treated as interest which would be deductible by a Unit holder subject to limitations on the deduction of investment interest. In such a case, the non-interest portion of the deferred sales charge would be added to the Unit holder's tax basis in his or her Units. The deferred sales charge could cause the Unit holder's Units to be considered to be debt-financed under Section 246A of the Code which would result in a small reduction of the dividends-received deduction. In any case, the income (or proceeds from redemption) a Unit holder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unit holders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.

Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unit holder's pro rata portion of dividends received by a Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Equity Securities paying such dividends (other than corporate Unit holders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46-day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unit holder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation.

It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unit holders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends-received deduction with respect to its pro rata portion of such dividends, since the dividends-received deduction is generally available only with respect to dividends paid by domestic corporations.

Limitations on Deductibility of a Trust's Expenses by Unit Holders. Each Unit holder's pro rata share of each expense paid by a Trust is deductible by the Unit holder to the same extent as though the expense had been paid directly by such Unit holder. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unit holders may be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions subject to this limitation.

Recognition of Taxable Gain or Loss Upon Disposition of Securities by a Trust or Disposition of Units. As discussed above, a Unit holder may recognize taxable gain (or loss) when an Equity Security is disposed of by a Trust or if the Unit holder disposes of a Unit. For taxpayers other than corporations, net capital gains (which is defined as net long-term capital gain over net short-term capital loss for a taxable year) are subject to a maximum stated marginal tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

The Revenue Reconciliation Act of 1993 (the "Tax Act") raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Tax Act, the Tax Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unit holders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

If the Unit holder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all assets of a Trust involved including his pro rata portion of all the Equity Securities represented by the Unit.


Legislative proposals have been made that would treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain as constructive sales for purposes of recognition of gain (but not loss). Unit holders should consult their own tax advisors with regard to any such constructive sale rules.


Special Tax Consequences of In-Kind Distributions Upon Redemption of Units or Termination of a Trust. As discussed in "Rights of Unit Holders-How are Income and Capital Distributed?", under certain circumstances a Unit holder who owns at least 2,500 Units of a Trust may request an In-Kind Distribution upon the redemption of Units or the termination of the Trust. The Unit holder requesting an In-Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In-Kind Distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unit Holders-How are Income and Capital Distributed?" As previously discussed, prior to the redemption of Units or the termination of a Trust, a Unit holder is considered as owning a pro rata portion of each of a Trust's assets for Federal income tax purposes. The receipt of an In-Kind Distribution will result in a Unit holder receiving an undivided interest in whole shares of stock plus, possibly, cash.

The potential tax consequences that may occur under an In-Kind Distribution will depend on whether or not a Unit holder receives cash in addition to Equity Securities. An "Equity Security" for this purpose is a particular class of stock issued by a particular corporation. A Unit holder will not recognize gain or loss if a Unit holder only receives Equity Securities in exchange for his or her pro rata portion in the Equity Securities held by a Trust. However, if a Unit holder also receives cash in exchange for a fractional share of an Equity Security held by a Trust, such Unit holder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unit holder and his tax basis in such fractional share of an Equity Security held by a Trust.

Because a Trust will own many Equity Securities, a Unit holder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Equity Security owned by a Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unit holder with respect to each Equity Security owned by a Trust. Unit holders who request an In-Kind Distribution are advised to consult their tax advisers in this regard.

Computation of the Unit Holder's Tax Basis. Initially, a Unit holder's tax basis in his Units will generally equal the price paid by such Unit holder for his Units. The cost of the Units is allocated among his pro rata portion of each of the Equity Securities held in a Trust in accordance with the proportion of the fair market values of such Equity Securities as of the valuation date nearest the date the Units are purchased in order to determine such Unit holder's tax basis for his pro rata portion of each Equity Security.

A Unit holder's tax basis in his Units and his pro rata portion of an Equity Security held by a Trust will be reduced to the extent dividends (other than designated capital gain dividends on a Closed-End Fund) paid with respect to such Equity Security are received by a Trust which are not taxable as ordinary income as described above.


General. Each Unit holder will be requested to provide the Unit holder's taxpayer identification number to the Trustee and to certify that the Unit holder has not been notified that payments to the Unit holder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by a Trust to such Unit holder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by a Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.



In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unit holders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25% of the gross income of the foreign corporation for a three-year period ending with the close of its taxable year preceding payment was not effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unit holders should consult their own advisers regarding the imposition of U.S. withholding on distributions from the Trust.



It should be noted that payments to the Trust of dividends on Equity Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unit holders should consult their advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trust. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unit holders. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.


Unit holders will be notified annually of the amounts of dividends includable in the Unit holder's gross income and amounts of Trust expenses which may be claimed as itemized deductions. Legislative proposals have been made which would impose a required holding period for such credits.

Unit holders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established. See "Why are Investments in the Trusts Suitable for Retirement Plans?"

The foregoing discussion relates only to the tax treatment of United States Unit holders; Unit holders may be subject to foreign, state and local taxation. Unit holders should consult their tax advisers regarding potential state or local taxation with respect to the Units.

In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trusts for New York tax matters, under the existing income tax laws of the State of New York, each Trust is not an association taxable as a corporation and the income of such Trusts will be treated as the income of the Unit holders thereof.


The foregoing discussion relates only to the tax treatment of U.S. Unit holders ("U.S. Unit holders") with regard to Federal and certain aspects of New York State and City income taxes. Unit holders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisors in this regard. As used herein, the term "U.S. Unit holder" means an owner of a Unit of the Trust that (a) is (i) for United States Federal income tax purposes a citizen or resident of the United States (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States Federal income taxation regardless of its source or (b) does not qualify as a U.S. Unit holder in paragraph (a) but whose income from a Unit is effectively connected with such Unit holder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable.



The tax discussion set forth above is a summary included for general information purposes only. In view of the individual nature of tax consequences, each Unit holder is advised to consult with his own tax advisor with respect to the specific tax consequences of being a Unit holder of the Trust and the exercise or expiration of the rights, including the effect and applicability of state, local, foreign and other tax laws and the possible effects of changes in Federal, foreign or other tax laws.


Why are Investments in the Trusts Suitable for Retirement Plans?

Units of the Trusts may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally, the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

                                PORTFOLIO

What are Equity Securities?

The Trusts consist of different issues of Equity Securities which are listed on a national securities exchange or the Nasdaq National Market System or traded in the over-the-counter market. See "What are the Equity Securities Selected for Communications Growth Trust Series?," "What are the Equity Securities Selected for Energy Growth Trust, Series 2?," "What are the Equity Securities Selected for Investment Services Growth Trust Series?," "What are the Equity Securities Selected for Outsourcing Growth Trust Series?" and "What are the Equity Securities Selected for Small-Cap Growth Trust Series?" for a general description of the companies.

Risk Factors. An investment in Units of the Trusts should be made with an understanding of the problems and risks such an investment may entail.

Communications Growth Trust Series. An investment in Units of the
Communications Trust should be made with an understanding of the problems and risks such an investment may entail.

The market for high-technology telecommunications products and services is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Equity Securities depends in substantial part on the timely and successful introduction of new products and services. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Equity Securities will be able to respond timely to compete in the rapidly developing marketplace.

Based on trading history of technology stocks, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Equity Securities and therefore the ability of a Unit holder to redeem Units a price equal to or greater than the original price paid for such Units.

The telecommunications industry is subject to governmental regulation. However, as market forces develop, the government will continue to deregulate the telecommunications industry, promoting vigorous economic competition and resulting in the rapid development of new telecommunications technologies. The products and services of telecommunications companies may be subject to rapid obsolescence. These factors could affect the value of the Communications Trust's Units. For example, while telephone companies in the United States are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered, the prohibition against phone companies delivering video services has been lifted. This creates competition between phone companies and cable operators and encourages phone companies to modernize their communications infrastructure. Certain types of companies represented in the Communications Trust's portfolio are engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility.

Many telecommunications companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Equity Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology.


Energy Growth Trust, Series 2. An investment in Units of the Energy Growth Trust should be made with an understanding of the problems and risks such an investment may entail.


The Energy Growth Trust invests in Equity Securities of companies involved in the energy industry, including the conventional areas of oil, gas, electricity and coal, and newer sources of energy such as nuclear, geothermal, oil shale and solar power. The business activities of companies held in the Energy Growth Trust may include: production, generation, transmission, marketing, control, or measurement of energy or energy fuels; providing component parts or services to companies engaged in the above activities; energy research or experimentation; and environmental activities related to the solution of energy problems, such as energy conservation and pollution control. Companies participating in new activities resulting from technological advances or research discoveries in the energy field were also considered for the Energy Growth Trust.

The securities of companies in the energy field are subject to changes in value and dividend yield which depend, to a large extent, on the price and supply of energy fuels. Swift price and supply fluctuations may be caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other regulatory policies of various governments. As a result of the foregoing, the Equity Securities in the Energy Growth Trust may be subject to rapid price volatility. The Sponsor is unable to predict what impact the foregoing factors will have on the Equity Securities during the life of the Energy Growth Trust.

According to the U.S. Department of Commerce, the factors which will most likely shape the energy industry include the price and availability of oil from the Middle East, changes in United States environmental policies and the continued decline in U.S. production of crude oil. Possible effects of these factors may be increased U.S. and world dependence on oil from the Organization of Petroleum Exporting Countries ("OPEC") and highly uncertain and potentially more volatile oil prices. Factors which the Sponsor believes may increase the profitability of oil and petroleum operations include increasing demand for oil and petroleum products as a result of the continued increases in annual miles driven and the improvement in refinery operating margins caused by increases in average domestic refinery utilization rates. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others. Surplus capacity in Saudi Arabia and a few other countries and the utilization of that capacity prevented, during the Persian Gulf crisis, and continues to prevent, severe market disruption. Although unused capacity contributed to market stability in 1990 and 1991, it ordinarily creates pressure to overproduce and contributes to market uncertainty. The likely restoration of a large portion of Kuwait and Iraq's production and export capacity over the next few years could lead to such a development in the absence of substantial growth in world oil demand. Formerly, OPEC members attempted to exercise control over production levels in each country through a system of mandatory production quotas. Because of the crisis in the Middle East, the mandatory system has since been replaced with a voluntary system. Production under the new system has had to be curtailed on at least one occasion as a result of weak prices, even in the absence of supplies from Kuwait and Iraq. The pressure to deviate from mandatory quotas, if they are reimposed, is likely to be substantial and could lead to a weakening of prices. In the longer term, additional capacity and production will be required to accommodate the expected large increases in world oil demand and to compensate for expected sharp drops in U.S. crude oil production and exports from the Soviet Union. Only a few OPEC countries, particularly Saudi Arabia, have the petroleum reserves that will allow the required increase in production capacity to be attained. Given the large-scale financing that is required, the prospect that such expansion will occur soon enough to meet the increased demand is uncertain.

Declining U.S. crude oil production will likely lead to increased dependence on OPEC oil, putting refiners at risk of continued and unpredictable supply disruptions. Increasing sensitivity to environmental concerns will also pose serious challenges to the industry over the coming decade. Refiners are likely to be required to make heavy capital investments and make major production adjustments in order to comply with increasingly stringent environmental legislation, such as the 1990 amendments to the Clean Air Act. If the cost of these changes is substantial enough to cut deeply into profits, smaller refiners may be forced out of the industry entirely. Moreover, lower consumer demand due to increases in energy efficiency and conservation, gasoline reformulations that call for less crude oil, warmer winters or a general slowdown in economic growth in this country and abroad could negatively affect the price of oil and the profitability of oil companies. No assurance can be given that the demand for or prices of oil will increase or that any increases will not be marked by great volatility. Some oil companies may incur large cleanup and litigation costs relating to oil spills and other environmental damage. Oil production and refining operations are subject to extensive federal, state and local environmental laws and regulations governing air emissions and the disposal of hazardous materials. Increasingly stringent environmental laws and regulations are expected to require companies with oil production and refining operations to devote significant financial and managerial resources to pollution control. General problems of the oil and petroleum products industry include the ability of a few influential producers to significantly affect production, the concomitant volatility of crude oil prices, increasing public and governmental concern over air emissions, waste product disposal, fuel quality and the environmental effects of fossil-fuel use in general.

In addition, any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy industry or the environment could have a negative impact on the petroleum products industry. While legislation has been enacted to deregulate certain aspects of the oil industry, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any petroleum industry stocks in the Energy Growth Trust.

Investment Services Growth Trust Series. An investment in Units of the Investment Services Trust should be made with an understanding of the risks such an investment may entail. The Investment Services Trust consists of companies engaged in investment banking/brokerage and investment management. Such companies include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited stocks which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Equity Securities included in the Investment Services Trust will be able to respond timely to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

Outsourcing Growth Trust Series. An investment in Units of the Outsourcing Trust should be made with an understanding of the risks such an investment may entail. The Outsourcing Trust consists of companies engaged in providing specialized, vendor-supplied services, such as temporary staffing, information technology services, electronics manufacturing services, and industrial services. Companies in this field are subject to rapidly changing technology, cyclical market patterns, evolving industry standards, economic recession in the industries they service, shifting corporate trends regarding the hiring of vendors and general stock market volatility. An unexpected change in one or more of the foregoing factors may have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Equity Securities will be able to respond timely to compete in the rapidly developing marketplace.

Small-Cap Growth Trust Series. An investment of Units of the Small-Cap Growth Trust should be made with an understanding of the risks such an investment may entail. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of the companies in which the Small-Cap Growth Trust may invest may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Small-Cap Growth Trust to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices. The securities of small companies are often traded over-the-counter and may not be traded in the volumes typical on a national securities exchange.

General. Each Trust consists of such Equity Securities listed under the "Schedule of Investments" for each Trust as may continue to be held from time to time in the Trust and any additional Equity Securities acquired and held by the Trusts pursuant to the provisions of the Trust Agreement, together with cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Equity Securities. However, should any contract for the purchase of any of the Equity Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in a Trust to cover such purchase are reinvested in substitute Equity Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unit holders on the next distribution date.

Because certain of the Equity Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that a Trust will retain for any length of time its present size and composition. Although the Portfolio is not managed, the Sponsor may instruct the Trustee to sell Equity Securities under certain limited circumstances. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction.

If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in such Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). See "How May Equity Securities be Removed from a Trust?" Equity Securities, however, will not be sold by a Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation.

Whether or not the Equity Securities are listed on a national securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, a Trust may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Sponsor. The price at which the Equity Securities may be sold to meet redemptions, and the value of a Trust, will be adversely affected if trading markets for the Equity Securities are limited or absent.

An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the common stock market may worsen and the value of the Equity Securities and therefore the value of the Units may decline. The past market and earnings performance of the Equity Securities included in the Trusts is not predictive of their future performance. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by a Trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Equity Securities in the Portfolio may be expected to fluctuate over the life of a Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Certain of the Equity Securities in certain Trusts are of foreign issuers, and therefore, an investment in the Trust involves some investment risks that are different in some respects from an investment in a trust that invests entirely in securities of domestic issuers. Those investment risks include future political and governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Equity Securities, currency exchange rate fluctuations, exchange control policies, and the limited liquidity and small market capitalization of such foreign countries' securities markets. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, due to the nature of the issuers of the Equity Securities included in such Trusts, the Sponsor believes that adequate information will be available to allow the Portfolio Supervisor to provide portfolio surveillance.

Certain of the securities of the foreign issuers in such Trusts may be in ADR form. ADRs evidence American Depositary Receipts which represent common stock deposited with a custodian in a depositary. American Depositary Shares, and receipts therefor (ADRs), are issued by an American bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. For purposes of the discussion herein, the term ADR generally includes American Depositary Shares.

ADRs may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the ADR holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues an ADR generally charges a fee, based on the price of the ADR, upon issuance and cancellation of the ADR. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the ADR than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from applications of the tax laws of one nation to nationals of another and from certain practices in the ADR market may also exist with respect to certain ADRs. In varying degrees, any or all of these factors may affect the value of the ADR compared with the value of the underlying shares in the local market. In addition, the rights of holders of ADRs may be different than those of holders of the underlying shares, and the market for ADRs may be less liquid than that for the underlying shares. ADRs are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.

For the Equity Securities that are ADRs, currency fluctuations will affect the U.S. dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the ADRs and consequently the value of the Equity Securities. The foreign issuers of securities that are ADRs may pay dividends in foreign currencies which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in ADR form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

Unit holders will be unable to dispose of any of the Equity Securities in a Portfolio, as such, and will not be able to vote the Equity
Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in a Trust and will vote such stocks in accordance with the instructions of the Sponsor.

What are the Equity Securities Selected for Communications Growth Trust
Series?

Computer Networking


3COM Corporation, headquartered in Santa Clara, California, designs, makes, markets and supports a wide range of global data networking computer systems based on industry standards and an open systems architecture. The company also offers integrated services digital network adapters and internetworking products and integrated digital remote access systems.



Ascend Communications, Inc., headquartered in Alameda, California, develops, makes, markets, sells and supports a broad range of high-speed digital wide area network access products that enable the company's customers to build Internet access systems, extensions and enhancements to corporate backbone networks, and videoconferencing and multimedia access facilities. Internet access systems consist of point-of-presence
(POP) termination equipment for Internet service providers (ISPs) and remote site Internet access equipment for Internet subscribers.



Cabletron Systems, Inc., headquartered in Rochester, New Hampshire, develops, makes, markets, installs and supports standards-based local area network (LAN) and wide area network (WAN) connectivity hardware and software products, including network interconnection equipment, test equipment, cable assemblies and various cables, and connectors and accessories. Products are distributed mainly through a direct sales force in 29 countries.



Cisco Systems, Inc., headquartered in San Jose, California, develops, makes, sells and supports high performance, multiprotocol internetworking systems that link geographically dispersed local-area and wide-area networks to form a single, seamless information infrastructure.


Communications Equipment


ADC Telecommunications, Inc., headquartered in Minnetonka, Minnesota, designs, makes and markets transmission and enterprise networking systems and connectivity products for use in fiber optic, twisted pair, coaxial and wireless broadband networks. The company's products employ fiber optic, hybrid fiber coax, wireless and traditional copper-based technologies.



ADTRAN, Inc., headquartered in Huntsville, Alabama, designs, develops, makes, markets and services a broad range of high speed digital transmission products utilized by telephone companies and corporate end-users to implement advanced digital data services over existing telephone networks. The company also customizes many of its products for private label distribution and for original equipment manufacturers to incorporate into their own products.



Lucent Technologies, Inc., headquartered in Murray Hill, New Jersey, is one of the world's leading designers, developers and manufacturers of telecommunications systems, software and products; and is a leading global marketer of business communications systems and computers.



Motorola, Inc., headquartered in Schaumburg, Illinois, makes two-way radios, pagers, and electronic communications systems; and provides elements for distributed data systems, handling equipment, and automotive and industrial electronic products.



Northern Telecom Limited, headquartered in Ontario, Canada, makes fully digital telecommunications switching equipment and communications equipment and systems for business and residential use. Telecommunication equipment includes central office switching equipment; private branch exchanges and key systems; multimedia communications solutions; cellular mobile telecommunications switches and radios; wireless business communications systems; and optical fiber transmission and cable products.



Tellabs, Inc., headquartered in Lisle, Illinois, designs, makes, markets and services voice and data transport and network access systems used worldwide by telephone companies, interexchange carriers, governments and businesses. The company has plants in Illinois and Texas in the United States, as well as Finland and Ireland; and a warehouse in Canada.


Communications Services


Airtouch Communications, Inc., headquartered in San Francisco,
California, provides wireless telecommunications services to subscribers in the United States, Europe and Asia. The company also provides paging services in the United States.



Ameritech Corporation, headquartered in Chicago, Illinois, provides advanced telecommunications services in Illinois, Indiana, Michigan, Ohio and Wisconsin, including local exchange and toll service, network access and telecommunications products; cellular and other wireless services; leasing; directory and electronic advertising services; and interactive services.



BellSouth Corporation, headquartered in Atlanta, Georgia, provides wireline telecommunications to approximately two-thirds of the population and one-half of the territory within Alabama, Florida, Georgia, Kentucky, Louisiana, Mississippi, North Carolina, South Carolina and Tennessee. The company also provides wireless and international communications services and advertising and publishing products.



Compania de Telefonos de Chile S.A. (ADR), headquartered in Santiago, Chile, provides local telephone service, and to a lesser extent, domestic long distance telephone services in Chile. The company also operates a cellular telephone network in Santiago and Valparaiso, Chile; and provides paging and trunking, public telephone and cable television services, and equipment sales.



Hong Kong Telecommunications, Ltd. (ADR), headquartered in Quarry Bay, Hong Kong, holds exclusive rights through the year 2010 to provide, through its subsidiaries, Hong Kong's local and international public telephone and telex facilities and services as well as international facsimile and data transmission facilities. The company also provides telecommunications products and services without exclusive rights.



LCI International, Inc., headquartered in McLean, Virginia, provides long-distance telecommunications services, including a broad array of domestic and international voice and data services to commercial and residential customers, mainly through leased and owned digital fiber optic facilities. The company provides services throughout the United States and to over 220 international locations.



Reuters Holdings plc (ADR), headquartered in London, England, supplies the global business community and news media with a variety of products including real-time financial data, transaction systems, information management systems, access to numeric and textual databases, news, news pictures and television news. The company also offers brokerage services.



SBC Communications, Inc., headquartered in San Antonio, Texas, furnishes exchange telecommunications and exchange access service in Arkansas, Kansas, Missouri, Oklahoma and Texas, and advertises for and publishes Yellow Pages and White Pages directories. The company also constructs and operates cellular radio systems and provides cellular radio services.



Telefonica de Espana S.A. (ADR), headquartered in Madrid, Spain, operates as the exclusive supplier of telecommunication services in Spain pursuant to a contract with the Spanish State granting the exclusive right to own, develop, maintain and operate domestic and international telephone systems.



Telefonos de Mexico S.A. (ADR), headquartered in Mexico City, Mexico, with subsidiaries, provides domestic and international long distance and local telephone service to approximately 20,500 communities throughout Mexico. The company also provides voice, data and cellular services.



Vodafone Group plc (ADR), headquartered in Berkshire, England, provides mobile telecommunication services in the United Kingdom, including cellular radio, wide-area paging, data transmission and value added services.



WorldCom, Inc., headquartered in Jackson, Mississippi, through subsidiaries, provides switched and dedicated long distance products; calling and debit cards; operator, 800 and broadband data services; domestic and international private lines, conference calling, enhanced faxed and data connections, television and radio transmission and mobile satellite communications.


Wireless Communications


Andrew Corporation, headquartered in Orland Park, Illinois, supplies coaxial cable systems and bulk cables, microwave, specialized and earth station antenna systems, electronic radar systems and network products to commercial, industrial, governmental and military customers. The company also sells cellular antenna products and cellular telephone accessories. The company operates in three strategic business areas:
Commercial, Government and Network.



LM Ericsson AB (ADR), headquartered in Stockholm, Sweden, provides advanced systems, products and services for handling voice, data, image and text in public and private communication networks. The company also provides defense electronics and communication systems, network engineering and specialized circuitry components.



Oy Nokia AB (ADR), headquartered in Helsinki, Finland, makes mobile phones, computer monitors, multimedia network terminals and battery chargers for mobile phones and satellite receivers and video conferencing equipment.

What are the Equity Securities Selected for Energy Growth Trust, Series 2?

Natural Gas


Enron Corporation, headquartered in Houston, Texas, gathers, transports and markets natural gas at wholesale; explores for and produces natural gas and crude oil; produces, purchases, transports and markets natural gas liquids, crude oil, and refined petroleum products; and develops, constructs and operates natural gas-fired power plants.



Sonat, Inc., headquartered in Birmingham, Alabama, through subsidiaries, explores, acquires, develops and produces oil and natural gas properties; operates a pipeline system for the transmission of natural gas; owns and operates natural gas storage fields; and provides natural gas connection and transportation services for customers, mainly in the southeastern United States.


Oil and Gas, Production


Apache Corporation, headquartered in Houston, Texas, explores for, develops, produces, gathers, processes and markets natural gas, oil and natural gas liquids in North America, Western Australia, Egypt, and offshore Indonesia, China and the Ivory Coast. In North America, the company's interests are concentrated in the Gulf of Mexico, the Permian Basin, the Anadarko Basin, the Gulf Coast, East Texas and the Western Sedimentary Basin of Canada.



Nuevo Energy Company, headquartered in Houston, Texas, explores for and produces oil and natural gas from properties located mainly in Alabama, California, Louisiana, Texas and the Gulf of Mexico, and has undeveloped acreage in Alabama, North Dakota and Texas.


Oilfield Services and Equipment


American Oilfield Divers, Inc., headquartered in Lafayette, Louisiana, with subsidiaries, provides undersea construction, installation, repair and maintenance and diving services to the offshore oil and gas industry, mainly in the Gulf of Mexico; inland underwater services to industrial and governmental customers; and other related underwater and undersea products and services.



BJ Services Company, headquartered in Houston, Texas, provides well cementing and stimulation services used in the completion of new oil and gas wells and in remedial work on existing wells, both offshore and onshore.



Baker Hughes, Inc., headquartered in Houston, Texas, makes drilling products for the oil and gas industry; production products used in installing, cementing, and perforating the casing in the drilling hole; and process equipment, pumps and instrumentation.



Falcon Drilling Company, Inc., headquartered in Houston, Texas, provides contract drilling and workover services for the domestic and international oil and gas industry. The company owns and operates the largest fleet of barge drilling rigs in the world and the largest fleet of mat-supported offshore drilling rigs in the U.S. Gulf of Mexico.



Global Marine, Inc., headquartered in Houston, Texas, conducts contract drilling for oil and gas in offshore areas using jackup drilling rigs, drillships, semisubmersible drilling rigs and a drilling system;
provides offshore drilling management services; and engages in oil and gas exploration, development and production.



Input/Output, Inc., headquartered in Stafford, Texas, designs, makes and markets land-based seismic data acquisition systems and peripheral seismic instruments for the oil and gas exploration and production industry worldwide.



Nabors Industries, Inc., headquartered in Houston, Texas, operates the largest land oil and gas drilling contract business in the world. The company also provides oilfield management, engineering, transportation, construction, maintenance, and other support services, and offshore drilling services in the major offshore markets.



Reading & Bates Corporation, headquartered in Houston, Texas, provides contract drilling and other related services in major offshore oil and gas producing areas worldwide. As of March 1, 1996, the company's offshore drilling fleet consisted of 10 jack-up drilling units, eight semisubmersible drilling units and two drilling tenders.



Rowan Companies, Inc., headquartered in Houston, Texas, operates oil and gas drilling rigs worldwide, as well as a fleet of helicopters and fixed-wing aircraft. The company also operates a mini-steel mill that recycles scrap and produces alloy steel and steel plate, produces heavy equipment and operates a marine rig construction yard.



Schlumberger, Ltd., headquartered in New York, New York, with subsidiaries, provides oilfield services to the petroleum industry, including measurement of the physical properties of underground formations; well testing; pressure measurements; perforating, completion and workover services; reservoir evaluation; and data services. The company also makes measurement and systems products.



Tidewater, Inc., headquartered in New Orleans, Louisiana, through divisions, provides support services to the international offshore petroleum industry through a large fleet of vessels operating on a worldwide basis; and natural gas and air compression equipment and services to the energy industry, mainly in the United States.



Transocean Offshore, Inc., headquartered in Houston, Texas, provides contract drilling of oil and gas wells in offshore areas throughout the world. Offshore contract drilling involves the drilling of wells for oil and gas located beneath the sea bed.



Western Atlas, Inc., headquartered in Beverly Hills, California, with subsidiaries, provides seismic surveys and well-logging data for exploration, development and production of oil and gas; develops software products for graphic presentation and analysis of reservoir characteristics; and supplies industrial automation technologies and products.


Oils, Integrated


Amoco Corporation, headquartered in Chicago, Illinois, operates one of the largest worldwide integrated organizations in the petroleum industry that explores, develops and produces crude oil and natural gas; refines, sells and transports petroleum and related products; and makes and sells chemical products.



Chevron Corporation, headquartered in San Francisco, California, explores for, develops and produces crude oil and natural gas;
transports crude oil, natural gas and petroleum products; makes chemicals; conducts real estate activities; and explores for, produces and markets coal and other minerals.



Exxon Corporation, headquartered in Irving, Texas, with subsidiaries and affiliates, explores, produces, transports and sells crude oil and natural gas petroleum products; explores and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation in Hong Kong.



Mobil Corporation, headquartered in Fairfax, Virginia, produces, transports, refines and markets petroleum and natural gas and related products, makes and markets chemicals and mines phosphate rock.



Repsol S.A. (ADR), headquartered in Madrid, Spain, explores, develops and produces crude oil and natural gas; is involved in the transportation of petroleum products, liquefied petroleum gas (LPG) and natural gas; petroleum refining and production of petrochemicals; and markets petroleum products, petroleum derivatives, petrochemicals, LPG and natural gas.



Royal Dutch Petroleum Company, headquartered in The Hague, Netherlands, through subsidiaries, produces crude oil, natural gas, chemicals, coal and metals worldwide; and provides integrated petroleum services in the United States.



Texaco, Inc., headquartered in White Plains, New York, with subsidiaries, explores for, produces, transports, refines, and markets crude oil, natural gas and petroleum products, including petrochemicals. The company conducts its operations in the United States, Europe and elsewhere throughout the Eastern and Western Hemispheres.



YPF Socied Anonima (ADR), headquartered in Buenos Aires, Argentina, with its subsidiaries, explores for, develops and produces oil and natural gas in Argentina, the United States, Bolivia, Ecuador, Venezuela and Indonesia; and refines, markets, transports and distributes oil and a broad range of petroleum products, petroleum derivatives, petrochemicals and liquid petroleum gas.


What are the Equity Securities Selected for Investment Services Growth Trust Series?


Advest Group, Inc., headquartered in Hartford, Connecticut, through subsidiaries, offers diverse financial services, mainly in securities-related areas. The company holds memberships on the New York Stock Exchange, the American Stock Exchange and other leading exchanges, and is registered with the Commodity Futures Trading Commission.

Bear Stearns Companies, Inc., headquartered in New York, New York, through subsidiaries, provides investment banking, securities trading and brokerage services to corporations, governments, and institutional and individual investors worldwide.



Dean Witter, Discover and Company, headquartered in New York, New York, issues, markets and services the Discover Card, a proprietary general purpose credit and financial services card designed to appeal to the value-conscious consumer, and provides a broad range of investment products, with primary focus on individual customers.



Donaldson Lufkin & Jenrette, Inc., headquartered in New York, New York, provides securities underwriting, sales and trading, merchant banking, financial advisory services, investment research, correspondent brokerage services and asset management to institutional, corporate, governmental and individual clients.



Eaton Vance Corp., headquartered in Boston, Massachusetts, through subsidiaries, provides investment advisory services to mutual funds, institutional accounts and individuals; markets mutual funds; and invests in income-producing real estate and precious metal mining properties.



A.G. Edwards, Inc., headquartered in St. Louis, Missouri, through subsidiaries, provides securities and commodities brokerage, asset management, insurance, trust, investment banking, and other related financial services to individual, retail, corporate, governmental and institutional clients. Revenues are derived mainly from commissions, asset management and service fees, principal transactions, investment banking and interest income.



EVEREN Capital Corporation, headquartered in Chicago, Illinois, through EVEREN Securities, Inc., provides full-service, retail-oriented securities brokerage operations with a distribution force of approximately 1,175 retail registered representatives located in 140 branch offices in 27 states.



Fahnestock Viner Holdings, Inc., headquartered in Ontario, Canada, through subsidiaries, provides securities brokerage services, including retail securities brokerage, institutional sales and bond trading; and offers both corporate and public finance services, underwritings, research, market making and investment advisory and asset management services.



Franklin Resources, Inc., headquartered in San Mateo, California, through subsidiaries, provides investment management, share distribution, transfer agent and administrative services to open-end investment companies and provides investment management and related services to closed-end investment companies.



Hambrecht & Quist Group, headquartered in San Francisco, California, provides investment banking services with a focus on emerging growth companies and growth oriented investors. The company helps raise capital and provides financial advice to emerging growth companies within its areas of focus.



Interra Financial, Inc., headquartered in Minneapolis, Minnesota, through subsidiaries, provides investment banking, securities brokerage, money management and real estate management.



Jefferies Group, Inc., headquartered in Los Angeles, California, through subsidiaries, provides equity securities brokerage and trading services; automated securities trade execution and analysis services; and performs execution services for the company.



Legg Mason, Inc., headquartered in Baltimore, Maryland, through subsidiaries, provides securities brokerage and trading, investment of mutual funds and individual and institutional accounts, investment banking for corporations and municipalities, insurance and annuity products, commercial mortgage banking and other financial services.



Lehman Brothers Holdings, Inc., headquartered in New York, New York, through wholly-owned Lehman Brothers, Inc., provides securities underwriting, financial advisory and investment and merchant banking services, securities and commodities trading as principal and agent, and asset management to institutional, corporate, government and high net worth individual clients throughout the United States and the world.



McDonald & Company Investments, headquartered in Cleveland, Ohio, through wholly-owned McDonald & Co. Securities, Inc., operates a regional investment banking, investment advisory and brokerage business through 42 sales offices in California, Florida, Georgia, Illinois, Indiana, Kentucky, Massachusetts, Michigan, New Jersey, Ohio, South Carolina and Texas. The company also provides personal trust services.

Merrill Lynch & Company, Inc., headquartered in New York, New York, through wholly-owned Merrill Lynch, Pierce, Fenner & Smith Inc., provides securities, commodities, futures, options and selected insurance product brokerage services; equity, fixed income, and economic research services; clearing services for other broker/dealers;
investment banking services; and deals in corporate and municipal securities.



Morgan Keegan, Inc., headquartered in Memphis, Tennessee, through wholly-owned Morgan Keegan & Co., Inc., operates as a regional securities broker/dealer serving institutional clients throughout the United States and in other countries and retail customers in the southeastern United States.



Paine Webber Group Inc., headquartered in New York, New York, through wholly-owned PaineWebber Incorporated and other subsidiaries, provides services in connection with the purchase and sale of securities, option contracts, commodities and financial futures contracts, direct investments, selected insurance products, fixed income instruments, and mutual funds; and conducts merchant banking activities.



Piper Jaffray Companies, Inc., headquartered in Minneapolis, Minnesota, through wholly-owned Piper Jaffray, Inc., operates as a broker and dealer in listed and unlisted securities, including municipal bonds; and as an investment banker underwriting corporate and municipal securities and selling mutual fund shares, U.S. Government securities and investment-related insurance products. The company also acts as broker of options and futures contracts and provides other financial services.



T. Rowe Price Associates, headquartered in Baltimore, Maryland, serves as investment adviser to the T. Rowe Price Mutual Funds, other sponsored investment products and institutional and individual private accounts, and provides certain administrative and shareholder services to the Price Funds. As of December 31, 1996, total assets under management totaled approximately $100 billion.



Quick & Reilly Group, Inc., headquartered in Palm Beach, Florida, through subsidiaries, provides discount brokerage services mainly to retail customers throughout the United States; clears securities transactions for its own customers and for other brokerage firms and banks; and acts as a specialist on the floor of the New York Stock Exchange.



Raymond James Financial, Inc., headquartered in St. Petersburg, Florida, through subsidiaries, provides investment and financial planning products and services, including securities brokerage, investment banking and asset management, banking and cash management, trust services and life insurance.



Charles Schwab Corporation, headquartered in San Francisco, California, through subsidiaries, provides discount securities brokerage and related financial services, mainly to individuals who make their own investment decisions, and offers trade execution services for Nasdaq securities to broker/dealers and institutional customers.



Southwest Securities Group, Inc., headquartered in Dallas, Texas, with subsidiaries, provides securities transaction processing and related services to broker/dealers; securities brokerage and investment services to individuals; investment banking services to municipal and corporate clients; fixed income and equity securities trading; and asset management and trust services.



Travelers Group, Inc., headquartered in New York, New York, through subsidiaries, provides investment banking and securities brokerage services; insurance services, including life, accident and health, credit, property and casualty insurance; and consumer finance services.


What are the Equity Securities Selected for Outsourcing Growth Trust
Series?

Business Services


APAC Teleservices, Inc., headquartered in Deerfield, Illinois, provides high volume telephone-based sales, marketing and customer management solutions for corporate clients operating in the financial, insurance, telecommunications, and business and consumer industries throughout the United States.



Catalina Marketing Corporation, headquartered in St. Petersburg, Florida, delivers promotions at the checkout stand of retail stores through its proprietary Catalina Marketing Network, which links the company's software, personal computers, central data bases and specially designed thermal printers to point-of-scan controllers and scanning equipment. The system prints promotion incentives based upon information generated at the point of sale, from the purchased products' Universal Product Code.



Central Parking Corporation, headquartered in Nashville, Tennessee, provides parking management services at multi-level parking facilities and surface lots. The company also provides parking consulting services, shuttle services, valet services, parking meter enforcement services and billing and collection services.

UniFirst Corporation, headquartered in Wilmington, Massachusetts, rents, cleans and delivers industrial employment uniforms and protective clothing to a variety of manufacturers, retailers and service companies; decontaminates and cleans work clothes that may have been exposed to radioactive materials; and makes work shirts and pants.


Electronics Manufacturing


SCI Systems, Inc., headquartered in Huntsville, Alabama, designs, makes, markets and services electronic products and systems primarily for the computer, aerospace, defense, telecommunications, medical and entertainment industries, as well as the U.S. Government.



Sanmina Corporation, headquartered in San Jose, California, provides customized integrated electronics manufacturing services, including turnkey electronic assembly and manufacturing management services, to original equipment manufacturers in the electronics industry and makes custom cable assemblies for the electronics industry.



Solectron Corporation, headquartered in Milpitas, California, provides a complete range of advanced manufacturing services, including sophisticated electronic assembly and turnkey manufacturing management services, to original equipment manufacturers in the electronics industry. By providing these services to its original equipment manufacturer (OEM) customers, the company allows OEMs to focus on their own core strategies such as product development and marketing.


Information Services


ABR Information Systems, Inc., headquartered in Palm Harbor, Florida, provides healthcare benefits administration, information and compliance services relating to the continuation of healthcare coverage following changes in employment status and certain other events.



Analysts International Corporation, headquartered in Minneapolis,
Minnesota, provides services to assist users of computer equipment in the development and maintenance of custom applications software programs and the maintenance of systems software, through 34 regional and branch offices in 19 states.



Automatic Data Processing, Inc. (ADP), headquartered in Roseland, New Jersey, through subsidiaries, provides computer services, including employer services, brokerage services, dealer services and automotive claims services.



Electronic Data Systems Corporation, headquartered in Detroit, Michigan, offers a full range of information technology services to enterprises, government entities and individuals worldwide. Services include management consulting, systems development, systems integration, systems management and process management.



Equifax, Inc., headquartered in Atlanta, Georgia, through subsidiaries, provides credit and payment services to retailers, banks and financial institutions; insurance services to life, health, property and casualty insurance companies; and healthcare information services to healthcare providers, payors, and managed care organizations.



Fair Isaac & Company, Inc., headquartered in San Rafael, California, develops data management systems and services for the consumer credit, personal lines insurance, and direct marketing industries. The company employs various tools, such as database enhancement software, predictive modeling, adaptive control and systems automation to help its customers make decisions.



First Data Corporation, headquartered in Hackensack, New Jersey, provides processing services to issuers of VISA and MasterCard; payment instrument processing services to institutions and consumers; telephone and information processing services; shareholder services; information systems; and data processing.



Keane, Inc., headquartered in Boston, Massachusetts, through divisions, provides software design, development and management services to corporations and government agencies with large and recurring software development needs, and develops, makes and supports financial, patient care and clinical application software for hospitals and long-term care facilities. Services and methodologies are designed to enable companies to leverage their existing information systems capability and more rapidly and cost effectively develop and manage mission critical software applications.



Paychex, Inc., headquartered in Rochester, New York, provides computerized payroll accounting services to small- and medium-sized businesses through 75 branch operating centers and 23 sales offices nationwide.

SunGard Data Systems, Inc., headquartered in Wayne, Pennsylvania, through subsidiaries, provides computer services and software, including proprietary investment support systems, comprehensive computer disaster recovery services and proprietary healthcare information systems.


Staffing


AccuStaff, Inc., headquartered in Jacksonville, Florida, provides temporary staffing personnel to businesses, professional and service organizations and government agencies through 142 branch offices in 26 states and the District of Columbia.



CDI Corporation, headquartered in Philadelphia, Pennsylvania, provides to its clients technical services, temporary engineering, drafting, designing and other technical personnel, and temporary clerical, secretarial and office support personnel services, and operates a contingency search and recruiting organization.



Robert Half International, Inc., headquartered in Menlo Park,
California, provides temporary and permanent personnel in the fields of accounting and finance. The company also provides administrative and office personnel, paralegal, legal administrative and other legal support positions as well as temporary information technology professionals.



Interim Services, Inc., headquartered in Fort Lauderdale, Florida, provides a range of customized staffing solutions, including flexible staffing, home care, full-time placement, consulting and other value-added services on a national basis to businesses, professional and service organizations, governmental agencies, healthcare facilities and individuals.



Manpower, Inc., headquartered in Milwaukee, Wisconsin, through subsidiaries, provides temporary employees, contract services, employee training and testing and related services to office, industrial, technical and other clients. The company has over 2,400 offices in 41 countries. The company also derives revenues from fees earned on sales of services by its franchise operations.



Norrell Corporation, headquartered in Atlanta, Georgia, through subsidiaries, provides temporary personnel and outsourcing services to businesses, professional and service organizations, and government agencies.



On Assignment, Inc., headquartered in Calabasas, California, provides temporary and permanent placement of scientific personnel with laboratories and other institutions, and provides temporary and permanent placement of credit, collection and medical billing professionals to the financial services and healthcare industries.



Romac International, Inc., headquartered in Tampa, Florida, through divisions, provides temporary, contract and permanent placement of professional and technical personnel under the name ROMAC.


What are the Equity Securities Selected for Small-Cap Growth Trust Series?


Aames Financial Corporation, headquartered in Los Angeles, California, is a consumer finance concern which originates, purchases, sells and services home equity mortgage loans secured by single family residences. The company operates 74 offices located throughout the United States.



Air Express International, Inc., headquartered in Darien, Connecticut, through subsidiaries, provides domestic and international air freight forwarding services, ocean freight services and customs brokerage clearance services in the United States and 18 foreign countries, as well as ancillary services.



American Bankers Insurance Group, Inc., headquartered in Miami, Florida, through subsidiaries, provides mainly credit-related insurance, including life, disability, accidental death and dismemberment, property (sold in connection with consumer financing), and unemployment in the United States, Canada, Latin America, the Caribbean and the United Kingdom.



Belden, Inc., headquartered in St. Louis, Missouri, designs, makes and markets wire, cable and cord products for electronic and electrical applications. Products include multiconductor cables, coaxial cables and fiber optic backbone cables; and cords and lead, hook-up and other wire.



Benchmark Electronics, Inc., headquartered in Angleton, Texas, assembles printed circuit boards with computer-automated equipment using surface mount and pin-through-hole interconnection technologies for customers requiring low- to medium-volume assembly of high quality, technologically complex printed circuit boards.



Billing Information Concepts, headquartered in San Antonio, Texas, provides third-party billing clearinghouse and information management services to the telecommunication industry.

CMAC Investment Corporation, headquartered in Philadelphia,
Pennsylvania, provides private mortgage insurance coverage in the United States to residential mortgage lenders, including mortgage bankers, mortgage brokers, commercial banks and savings institutions.



Cavalier Homes, Inc., headquartered in Addison, Alabama, designs and makes low-to-medium-priced manufactured homes sold through approximately 475 independent dealers operating approximately 575 retail sales centers in 30 states, mainly in the Southeast, Southwest and Midwest regions of the United States.



Day Runner, Inc., headquartered in Irvine, California, develops, makes and markets paper-based personal organizers for the retail market. Products include paper-based personal organizers, loose-leaf and spiral planners, related refills and accessories and other organizing products.



ENCAD, Inc., headquartered in San Diego, California, designs, makes and markets wide-format, color inkjet printers to increase productivity of computer applications requiring quality printed output. The company also sells consumables and accessories, including specialty ink and media.



Express Scripts, Inc., headquartered in Maryland Heights, Missouri, provides pharmacy benefit management services to health benefit plan sponsors and vision care services and home infusion therapy services and supplies in selected markets.



Fair Isaac & Company, Inc., headquartered in San Rafael, California, develops data management systems and services for the consumer credit, personal lines insurance and direct marketing industries. The company employs various tools, such as database enhancement software, predictive modeling, adaptive control, and systems automation to help its customers make decisions.



Fresh America Corporation, headquartered in Houston, Texas, operates fresh produce departments in 369 Sam's Club membership warehouse clubs in 36 states under a license agreement with Sam's Wholesale Club, a division of Wal-Mart Stores, Inc.



Gentex Corporation, headquartered in Zeeland, Michigan, designs, makes and sells proprietary products employing electro-optical technology. Product lines consist of automatic rearview mirrors for the automotive industry and fire protection products for the commercial building industry.



Jack Henry & Associates, headquartered in Monett, Missouri, provides integrated computer systems for in-house data processing to banks and other financial institutions. The company also installs software, performs data conversion, customizes software for the implementation of its systems, and provides customer support services after the systems are installed.



Innovex, Inc., headquartered in Hopkins, Minnesota, develops and makes components, mainly lead wire assemblies, for the disk drive industry; pacemaker lead wires and other medical devices; flexible circuits and chemically etched parts for the medical and computer industries; and software for document storage retrieval and management.



KCS Energy, Inc., headquartered in Edison, New Jersey, through subsidiaries, acquires, explores, develops and produces natural gas and crude oil. The company also operates a natural gas transportation business and an energy marketing and services business.



ML Bancorp, Inc., headquartered in Villanova, Pennsylvania, through wholly-owned Main Line Bank, conducts a general savings bank business through 19 offices in Chester, Delaware and Montgomery counties, Pennsylvania, and nine mortgage loan offices in eastern Pennsylvania, southern New Jersey and northern Delaware.



MICROS Systems, Inc., headquartered in Beltsville, Maryland, designs, makes, supplies and services point-of-sale systems, property management systems and central reservation systems software for hospitality providers.



Mueller Industries, Inc., headquartered in Wichita, Kansas, through subsidiaries, makes and sells copper tube and fittings, brass and copper alloy rods, bars and shapes, aluminum and brass forgings, aluminum and copper impact extrusions, plastic fittings and valves, and refrigeration, driers and flare fittings; and mines gold, hauls coal and operates a railway.



NCI Building Systems, Inc., headquartered in Houston, Texas, designs, makes and markets pre-engineered metal building systems and components for commercial, industrial, agricultural and community service uses; and overhead doors, self-storage buildings and metal home framing systems and components. Metal building systems include primary and secondary structural framing, and roof and siding panels. The company markets its products through companies, authorized builder networks, direct sales to contractors, and private label sales to certain large builders.



Nuevo Energy Company, headquartered in Houston, Texas, explores and produces oil and natural gas properties mainly in Alabama, California, Louisiana, Texas, and the Gulf of Mexico; and has undeveloped acreage in Alabama, North Dakota, and Texas.



OM Group, Inc., headquartered in Cleveland, Ohio, through subsidiaries, produces and markets metal-based specialty chemicals including custom catalysts, specialty additives, bonding agents, coloring agents and specialty powders. The company makes and sells more than 250 specialty chemical products for diverse applications in more than 15 industries.



Outback Steakhouse, Inc., headquartered in Tampa, Florida, through subsidiaries, owns, operates and franchises 297 full-service restaurants under the name Outback Steakhouse in 34 states, and 23 restaurants under the name Carrabba's Italian Grill in four states.



PMT Services, Inc., headquartered in Brentwood, Tennessee, markets electronic credit card authorization and payment systems to retail merchants located throughout the United States. The company also provides customer service and support to its merchants requiring consultative problem solving and account management. Revenues are derived from discount and merchant service fees; rentals, commissions and sales relating to credit card processing equipment; and installation fees.



Phoenix International Inc., headquartered in Maitland, Florida, designs, develops, markets and supports highly adaptable, enterprise-wide client/server application software for the financial services industry, with primary focus on middle market banks. Revenues are derived from license fees for software products and fees from related services. The company's subsidiary, Phoenix Retail Banking System, supports all core areas of bank data processing, including system administration, account processing, teller functions, holding company accounting and budgeting.



Regal Cinemas, Inc., headquartered in Knoxville, Tennessee, operates 128 multi-screen motion picture theaters in the eastern United States. The company intends to develop new theaters in existing and target markets; add screens to existing theaters; acquire theaters; and develop complementary theater concepts.



Renal Treatment Centers, Inc., headquartered in Berwyn, Pennsylvania, provides dialysis treatment to patients suffering from chronic kidney failure, primarily in the patient's home and in 78 freestanding outpatient dialysis treatment centers. The company also provides acute inpatient dialysis services to hospitals.



Richfood Holdings Inc., headquartered in Richmond, Virginia, through subsidiaries, distributes a wide variety of groceries, frozen foods, meats, produce, dairy products, delicatessen and bakery products and general merchandise to approximately 1,700 retail supermarkets throughout the Mid-Atlantic region. The company also operates 17 supermarkets in Delaware and Maryland.



Roper Industries, Inc., headquartered in Bogart, Georgia, makes and distributes valves, pneumatic panel components, pressure and temperature sensors, turbomachinery control systems and vibration monitoring instruments; pumps and precision chemical dispensing products; and petroleum product analysis/test equipment, leak testers, and analytical products.



Rotech Medical Corporation, headquartered in Orlando, Florida, provides home healthcare products and services, including respiratory therapy equipment, convalescent medical equipment and home infusion therapy products; and operates primary care physician practices. As of July 31, 1996, the company operated 366 home health care locations and 24 primary care physician practices.



SPSS, Inc., headquartered in Chicago, Illinois, develops, markets and supports statistical software products that enable end-users to perform statistical analysis, including the generation of graphs and reports, on a wide variety of computing platforms.



St. John Knits, Inc., headquartered in Irvine, California, designs, makes and markets women's clothing and accessories, sold mainly under the "St. John" trade name. Products consist primarily of knitwear, designed for year-round use and suitable for women's business, evening and casual needs. The company operates 16 retail boutiques and five outlet stores in the United States. The company's products are distributed mainly through a selected group of specialty retailers as well as its own retail boutiques and outlet stores.



Smart Modular Technologies, Inc., headquartered in Fremont, California, designs, makes and markets memory modules, personal computer card products and embedded processor modules primarily to leading original equipment manufacturers in the computer, networking and telecommunications industries.



Speedway Motorsports, Inc., headquartered in Concord, North Carolina, is a promoter, marketer and sponsor of motorsports activities in the United States. The company currently owns and operates the "Atlanta Motor Speedway," "Bristol Motor Speedway," "Charlotte Motor Speedway," "Texas Motor Speedway" and "600 Racing" and also operates "Sears-Point Raceway."



Sport-Haley, Inc., headquartered in Denver, Colorado, designs, contracts for the manufacture of, and markets, under the "Haley" label, golf and active sportswear apparel mainly consisting of men's and women's cotton shirts, pullovers, vests, shorts, sweaters, jackets, visors and pants.



Ultratech Stepper, Inc., headquartered in San Jose, California, manufactures and markets photolithography equipment designed to reduce the cost of ownership for manufacturers of integrated circuits and thin-film head magnetic recording devices.



UniFirst Corporation, headquartered in Wilmington, Massachusetts, rents, cleans and delivers industrial employment uniforms and protective clothing to a variety of manufacturers, retailers and service companies; decontaminates and cleans work clothes that may have been exposed to radioactive materials; and makes work shirts and pants.



Vectra Banking Corporation, headquartered in Denver, Colorado, through wholly-owned Vectra Bank, conducts a general commercial banking business through 12 banking offices located throughout the Denver/Boulder, Colorado area.



Waters Corporation, headquartered in Milford, Massachusetts, makes, distributes and provides high-performance liquid chromatography (HPLC) instruments, chromatography columns and other consumables, and related services.


What are Some Additional Considerations for Investors?

Investors should be aware of certain other considerations before making a decision to invest in the Trusts.

The value of the Equity Securities will fluctuate over the life of a Trust and may be more or less than the price at which they were deposited in such Trust. The Equity Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting these securities.

The Sponsor and the Trustee shall not be liable in any way for any default, failure or defect in any Security. In the event of a notice that any Equity Security will not be delivered ("Failed Contract Obligations") to a Trust, the Sponsor is authorized under the Indenture to direct the Trustee to acquire other Equity Securities ("Replacement Securities"). Any Replacement Security will be identical to those which were the subject of the failed contract. The Replacement Securities must be purchased within 20 days after delivery of the notice of a failed contract and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Contract Obligations.

If the right of limited substitution described in the preceding paragraph is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Contract Obligations to all Unit holders of a Trust and the Trustee will distribute the principal attributable to such Failed Contract Obligations not more than 120 days after the date on which the Trustee received a notice from the Sponsor that a Replacement Security would not be deposited in a Trust. In addition, Unit holders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for Unit holders of a Trust.

The Indenture also authorizes the Sponsor to increase the size of a Trust and the number of Units thereof by the deposit of additional Equity Securities, or cash (including a letter of credit) with instructions to purchase additional Equity Securities, in such Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, existing and new investors could experience a dilution of their investments and a reduction in anticipated income because of fluctuations in the prices of the Equity Securities between the time of the cash deposit and the actual purchase of the Equity Securities and because the Trusts will pay the brokerage fees associated therewith.

Each Trust consists of the Equity Securities listed under "Schedule of Investments" for each Trust (or contracts to purchase such Securities) as may continue to be held from time to time in such Trust and any additional Equity Securities acquired and held by such Trust pursuant to the provisions of the Indenture (including provisions with respect to deposits into such Trust of Equity Securities in connection with the issuance of additional Units).

Once all of the Equity Securities in a Trust are acquired, the Trustee will have no power to vary the investments of such Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit holder's investment, and may dispose of Equity Securities only under limited circumstances. See "How May Equity Securities be Removed from a Trust?"

To the best of the Sponsor's knowledge, there is no litigation pending as of the Initial Date of Deposit in respect of any Equity Security which might reasonably be expected to have a material adverse effect on a Trust. At any time after the Initial Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Equity Securities. The Sponsor is unable to predict whether any such litigation will be instituted, or if instituted, whether such litigation might have a material adverse effect on a Trust.

                             PUBLIC OFFERING

How is the Public Offering Price Determined?


Units are offered at the Public Offering Price. During the initial offering period, the Public Offering Price is based on the aggregate underlying value of the Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of a Trust, plus an initial sales charge equal to the difference between the maximum sales charge of 4.5% of the Public Offering Price and the maximum remaining deferred sales charge, initially $.35 per Unit. Commencing on November 28, 1997, and on the last business day of each month thereafter, through March 31, 1998, a deferred sales charge of $.07 will be assessed per Unit per month. Units purchased subsequent to the initial deferred sales charge payment but still during the initial offering period will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. The deferred sales charge will be paid from funds in the Income and/or Capital Accounts, if sufficient, or from the periodic sale of Equity Securities. The total maximum sales charge assessed to Unit holders on a per Unit basis will be 4.5% of the Public Offering Price (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge) subject to reduction beginning April 30, 1998.



During the initial offering period, the Sponsor's Repurchase Price is based on the aggregate underlying value of the Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of a Trust divided by the number of Units of a Trust outstanding. For secondary market sales after the completion of the deferred sales charge period, the Public Offering Price is also based on the aggregate underlying value of the Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of a Trust, plus a one-time initial sales charge of 4.5% of the Public Offering Price (equivalent to 4.712% of the net amount invested) divided by the number of outstanding Units of a Trust and will be reduced by 1/2 of 1% on each subsequent April 30, commencing April 30, 1998 to a minimum sales charge of 3.0%.


The minimum amount which an investor may purchase of a Trust is $1,000. The applicable sales charge for the Trusts for both primary and secondary market sales is reduced by a discount as indicated below for aggregate volume purchases of the Trusts (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below):


                                                                  Primary and Secondary
                                                                  _____________________
                                                              Percent of          Percent of
Dollar Amount of Transaction                                  Offering            Net Amount
at Public Offering Price                                      Price               Invested
____________________________                                  __________          __________
$ 50,000 but less than $100,000                               0.25%               0.2506%
$100,000 but less than $250,000                               0.50%               0.5025%
$250,000 but less than $500,000                               1.00%               1.0101%
$500,000 or more                                              2.00%               2.0408%

Any such reduced sales charge shall be the responsibility of the selling broker/dealer, bank or other selling agent. The reduced sales charge structure will apply on all purchases of Units of a Trust by the same person on any one day from any one broker/dealer, bank or other selling agent. Additionally, Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed, for the purposes of calculating the applicable sales charge, to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. The purchaser must inform the broker/dealer, bank or other selling agent of any such combined purchase prior to the sale in order to obtain the indicated discount. Unit holders of other unit investment trusts in which the Sponsor acted as sole Principal Underwriter and which at the time of their creation had an estimated life of at least five years may utilize their termination proceeds from such trusts to purchase Units of Trusts included in this Prospectus subject only to the remaining deferred sales charge to be collected on such Units. In addition, with respect to the employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor and broker/dealers, banks or other selling agents and their subsidiaries and vendors providing services to the Sponsor, Units may be purchased at the Public Offering Price less the concession the Sponsor typically allows to dealers and other selling agents.

Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to dealers and other selling agents for purchases (see "Public Offering-How are Units Distributed?") by investors who purchase Units through registered investment advisers, certified financial planners or registered broker/dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed.

Had the Units of the Trusts been available for sale on the business day prior to the Initial Date of Deposit, the Public Offering Price would have been as indicated in "Summary of Essential Information." The Public Offering Price of Units on the date of the prospectus or during the initial offering period may vary from the amount stated under "Summary of Essential Information" in accordance with fluctuations in the prices of the underlying Equity Securities. During the initial offering period, the aggregate value of the Units of a Trust shall be determined on the basis of the aggregate underlying value of the Equity Securities therein plus or minus cash, if any, in the Income and Capital Accounts of a Trust. The aggregate underlying value of the Equity Securities during the initial offering period will be determined in the following manner: if the Equity Securities are listed on a national securities exchange or the Nasdaq National Market System, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above.

After the completion of the initial offering period, the secondary market Public Offering Price will be equal to the aggregate underlying value of the Equity Securities therein, plus or minus cash, if any, in the Income and Capital Accounts of a Trust plus the applicable sales charge. The aggregate underlying value of the Equity Securities for secondary market sales is calculated in the same manner as described above for sales made during the initial offering period with the exception that bid prices are used instead of ask prices.
Although payment is normally made three business days following the order for purchase (the "date of settlement"), payment may be made prior thereto. A person will become owner of the Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of Certificates representing Units so ordered will be made three business days following such order or shortly thereafter. See "Rights of Unit Holders-How May Units be Redeemed?" for information regarding the ability to redeem Units ordered for purchase.

How are Units Distributed?

During the initial offering period (i) for Units issued on the Initial Date of Deposit and (ii) for additional Units issued after such date as additional Equity Securities or cash are deposited by the Sponsor, Units will be distributed to the public at the then current Public Offering Price. The initial offering period may be up to approximately 360 days. During such period, the Sponsor may deposit additional Equity Securities or cash in a Trust and create additional Units. Units reacquired by the Sponsor during the initial offering period (at prices based upon the aggregate underlying value of the Equity Securities in a Trust plus or minus a pro rata share of cash, if any in the Income and Capital Accounts of such Trust) may be resold at the then current Public Offering Price. Upon the termination of the initial offering period, unsold Units created or reacquired during the initial offering period will be sold or resold at the then current Public Offering Price.

Upon completion of the initial offering, Units repurchased in the secondary market (see "Will There be a Secondary Market?") may be offered by this prospectus at the secondary market public offering price determined in the manner described above.


It is the intention of the Sponsor to qualify Units of the Trusts for sale in a number of states. Sales initially will be made to dealers and other selling agents at prices which represent a concession or agency commission of 3.2% of the Public Offering Price, and, for secondary market sales, 3.2% of the Public Offering Price (or 65% of the then current maximum sales charge after April 30, 1998). Dealers and other selling agents will be allowed volume concessions or agency commissions during the primary and secondary market of 2.2% of the Public Offering Price (or 65% of the then current maximum sales charge after April 30, 1998) on the sale of Units purchased with termination proceeds from other unit investment trusts of which the Sponsor acted as sole Principal Underwriter and which at the time of their creation had an estimated life of at least five years. Volume concessions or agency commissions of an additional 0.30% of the Public Offering Price will be given to any broker/dealer or bank, who purchases from the Sponsor, in the aggregate, at least $100,000 of the Trusts on the Initial Date of Deposit or $250,000 on any day thereafter. In addition, dealers and other selling agents will receive an additional volume concession or agency commission with respect to sales of Units of each individual Trust in the amounts set forth below:



Total Sales per Trust                                              Additional Concession
_____________________                                              _____________________
$1,000,000 but less than $2,000,000                                .10%
$2,000,000 but less than $3,000,000                                .15%
$3,000,000 or more                                                 .20%


Effective on each April 30, commencing April 30, 1998, the sales charge will be reduced by 1/2 of 1% to a minimum sales charge of 3.0%. However, resales of Units of a Trust by such dealers and other selling agents to the public will be made at the Public Offering Price described in the prospectus. The Sponsor reserves the right to change the amount of the concession or agency commission from time to time. Certain commercial banks may be making Units of a Trust available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts indicated above. Under the Glass-Steagall Act, banks are prohibited from underwriting

Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law.


From time to time the Sponsor may implement programs under which broker/dealers, banks or other selling agents of a Trust may receive nominal awards from the Sponsor for each of their registered representatives who have sold a minimum number of UIT Units during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales force of a broker/dealer, bank or other selling agent may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying dealers for certain services or activities which are primarily intended to result in sales of Units of a Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of a Trust. These programs will not change the price Unit holders pay for their Units or the amount that the Trusts will receive from the Units sold.

The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified periods on other similar trusts sponsored by Nike Securities L.P. with returns on other taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trusts. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully elsewhere in this Prospectus.

Each Trust's performance may be compared to performance on a total return basis with the Dow Jones Industrial Average, the S&P 500 Composite Stock Price Index, other investment indices or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of a Trust's relative performance for any future period.

What are the Sponsor's Profits?


The Sponsor of the Trusts will receive a gross sales commission equal to 4.5% of the Public Offering Price of the Units (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge), less any reduced sales charge for quantity purchases as described under "Public Offering-How is the Public Offering Price Determined?" See "Public Offering-How are Units Distributed?" for information regarding the receipt of additional concessions available to dealers and other selling agents. In addition, the Sponsor may be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Equity Securities to the Trusts (which is based on the Evaluator's determination of the aggregate offering price of the underlying Equity Securities of such Trust on the Initial Date of Deposit as well as subsequent deposits) and the cost of such Equity Securities to the Sponsor. See Note (2) of "Schedule of Investments" for each Trust. During the initial offering period, the dealers and other selling agents also may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the Public Offering Price received by the dealers and other selling agents upon the sale of Units.




In maintaining a market for the Units, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes a sales charge of 4.5% subject to reduction beginning April 30, 1998) or redeemed. The secondary market public offering price of Units may be greater or less than the cost of such Units to the Sponsor.

Will There be a Secondary Market?

After the initial offering period, although not obligated to do so, the Sponsor intends to maintain a market for the Units and continuously offer to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Equity Securities in a Trust plus or minus cash, if any, in the Income and Capital Accounts of such Trust. All expenses incurred in maintaining a secondary market, other than the fees of the Evaluator and the costs of the Trustee in transferring and recording the ownership of Units, will be borne by the Sponsor. If the supply of Units exceeds demand, or for some other business reason, the Sponsor may discontinue purchases of Units at such prices. IF A UNIT HOLDER WISHES TO DISPOSE OF HIS OR HER UNITS, HE OR SHE SHOULD INQUIRE OF THE SPONSOR AS TO CURRENT MARKET PRICES PRIOR TO MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. Units subject to a deferred sales charge which are sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption.

                         RIGHTS OF UNIT HOLDERS

How is Evidence of Ownership Issued and Transferred?

The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Delivery of certificates representing Units ordered for purchase is normally made three business days following such order or shortly thereafter. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. Certificates to be redeemed must be properly endorsed or accompanied by a written instrument or instruments of transfer. A Unit holder must sign exactly as his name appears on the face of the certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for purposes of identification.

Unit holders may elect to hold their Units in uncertificated form. The Trustee will maintain an account for each such Unit holder and will credit each such account with the number of Units purchased by that Unit holder. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to the registered owner of Units a written initial transaction statement containing a description of their respective Trust; the number of Units issued or transferred; the name, address and taxpayer identification number, if any, of the new registered owner; a notation of any liens and restrictions of the issuer and any adverse claims to which such Units are or may be subject or a statement that there are no such liens, restrictions or adverse claims; and the date the transfer was registered. Uncertificated Units are transferable through the same procedures applicable to Units evidenced by certificates (described above), except that no certificate need be presented to the Trustee and no certificate will be issued upon the transfer unless requested by the Unit holder. A Unit holder may at any time request the Trustee to issue certificates for Units.

Although no such charge is now made or contemplated, a Unit holder may be required to pay $2.00 to the Trustee per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or exchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder may be required to furnish indemnity satisfactory to the Trustee and pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

How are Income and Capital Distributed?

The Trustee will distribute any net income received with respect to any of the securities in a Trust on or about the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker/dealer. The pro rata share of cash in the Capital Account of a Trust will be computed as of the fifteenth day of each month. Proceeds received on the sale of any Equity Securities in a Trust, to the extent not used to meet redemptions of Units or pay expenses, will, however, be distributed on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. The Trustee is not required to pay interest on funds held in the Capital Account of a Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). Notwithstanding, distributions of funds in the Capital Account, if any, will be made on the last day of each December to Unit holders of record as of December
15. See "What is the Federal Tax Status of Unit Holders?"

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by a Trust if the Trustee has not been furnished the Unit holder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unit holder only when filing a tax return. Under normal circumstances the Trustee obtains the Unit holder's tax identification number from the selling broker. However, a Unit holder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

Within a reasonable time after each Trust is terminated, each Unit holder will, upon surrender of his Units for redemption, receive: (i) the pro rata share of the amounts realized upon the disposition of Equity Securities, unless he elects an In-Kind Distribution as described under "How May the Indenture be Amended or Terminated?" and (ii) a pro rata share of any other assets of a Trust, less expenses of such Trust.

The Trustee will credit to the Income Account of a Trust any dividends received on the Equity Securities therein. All other receipts (e.g. return of capital, etc.) are credited to the Capital Account of each Trust.

The Trustee may establish reserves (the "Reserve Account") within each Trust for state and local taxes, if any, and any governmental charges payable out of a Trust.

What Reports will Unit Holders Receive?

The Trustee shall furnish Unit holders in connection with each distribution a statement of the amount of income, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unit holder of a Trust the following information in reasonable detail: (1) a summary of transactions in such Trust for such year; (2) any Equity Securities sold during the year and the Equity Securities held at the end of such year by such Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

In order to comply with Federal and state tax reporting requirements, Unit holders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trusts furnished to it by the Evaluator.

How May Units be Redeemed?


A Unit holder may redeem all or a portion of his Units by tender to the Trustee at its unit investment trust office in the City of New York of the certificates representing the Units to be redeemed, or in the case of uncertificated Units, delivery of a request for redemption, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as explained above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates), and payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the

Unit holder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after 4:00 p.m. Eastern time, the date of tender is the next day on which the New York Stock Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Units so redeemed shall be cancelled.


Any Unit holder tendering 2,500 Units or more of a Trust for redemption may request by written notice submitted at the time of tender from the Trustee in lieu of a cash redemption a distribution of shares of Equity Securities in an amount and value of Equity Securities per Unit equal to the Redemption Price Per Unit as determined as of the evaluation next following tender. To the extent possible, in-kind distributions ("In-Kind Distributions") shall be made by the Trustee through the distribution of each of the Equity Securities in book-entry form to the account of the Unit holder's bank or broker/dealer at the Depository Trust Company. An In-Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unit holder will receive his pro rata number of whole shares of each of the Equity Securities comprising the portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unit holder is entitled. The Trustee may adjust the number of shares of any issue of Equity Securities included in a Unit holder's In-Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of Equity Securities on the date of tender. See "What is the Federal Tax Status of Unit Holders?" If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unit holder, the Trustee may sell Equity Securities in the manner described above.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unit holder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unit holder only when filing a tax return. Under normal circumstances the Trustee obtains the Unit holder's tax identification number from the selling broker. However, any time a Unit holder elects to tender Units for redemption, such Unit holder should make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing income shall be withdrawn from the Income Account of a Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account of each Trust.

The Trustee is empowered to sell Equity Securities of each Trust in order to make funds available for redemption. To the extent that Equity Securities are sold, the size and diversity of each Trust will be reduced. Such sales may be required at a time when Equity Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the aggregate underlying value of the Equity Securities in a Trust plus or minus cash, if any, in the Income and Capital Accounts of such Trust. The Redemption Price per Unit is the pro rata share of each Unit determined by the Trustee by adding: (1) the cash on hand in a Trust other than cash deposited in a Trust to purchase Equity Securities not applied to the purchase of such Equity Securities; (2) the aggregate value of the Equity Securities held in a Trust, as determined by the Evaluator on the basis of the aggregate underlying value of the Equity Securities in such Trust next computed; and (3) dividends receivable on the Equity Securities trading ex-dividend as of the date of computation; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges payable out of the Trust; (2) any amounts owing to the Trustee for its advances; (3) an amount representing estimated accrued expenses of a Trust, including but not limited to fees and expenses of the Trustee (including legal and auditing fees), the Evaluator and supervisory fees, if any; (4) cash held for distribution to Unit holders of record of a Trust as of the business day prior to the evaluation being made; and (5) other liabilities incurred by a Trust; and finally dividing the results of such computation by the number of Units of the Trust outstanding as of the date thereof.

The aggregate value of the Equity Securities used to calculate the Redemption Price per Unit will be determined in the following manner: if the Equity Securities are listed on a national securities exchange or the Nasdaq National Market System, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing bid prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current bid prices on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Equity Securities on the bid side of the market or (c) by any combination of the above.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unit holders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

How May Units be Purchased by the Sponsor?

The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before 1:00 p.m. Eastern time on the same business day and by making payment therefor to the Unit holder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units. In the event the Sponsor does not purchase Units, the Trustee may sell Units tendered for redemption in the over-the-counter market, if any, as long as the amount to be received by the Unit holder is equal to the amount he would have received on redemption of the Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then effective prospectus describing such Units. Any profit or loss resulting from the resale or redemption of such Units will belong to the Sponsor.

How May Equity Securities be Removed from a Trust?

The Portfolios of the Trusts are not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in the event that an issuer defaults in the payment of a dividend that has been declared, that any action or proceeding has been instituted restraining the payment of dividends or there exists any legal question or impediment affecting such Equity Security, that the issuer of the Equity Security has breached a covenant which would affect the payments of dividends, the credit standing of the issuer or otherwise impair the sound investment character of the Equity Security, that the issuer has defaulted on the payment on any other of its outstanding obligations, that the price of the Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Equity Securities would be detrimental to a Trust. Except as stated under "Portfolio-What are Some Additional Considerations for Investors?" for Failed Obligations, the acquisition by a Trust of any securities or other property other than the Equity Securities is prohibited. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in a Trust and either sold by the Trustee or held in a Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). Proceeds from the sale of Equity Securities (or any securities or other property received by a Trust in exchange for Equity Securities) by the Trustee are credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemptions. The Trustee may, from time to time, retain and pay compensation to the Sponsor (or an affiliate of the

Sponsor) to act as agent for the Trusts with respect to selling Equity Securities from the Trusts. In acting in such capacity, the Sponsor or its affiliate will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may also sell Equity Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of a Trust tendered for redemption and the payment of expenses.

The Sponsor, in designating Equity Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Equity Securities. To the extent this is not practicable, the composition and diversity of the Equity Securities may be altered. In order to obtain the best price for a Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold. The Sponsor may consider sales of Units of unit investment trusts which it sponsors in making recommendations to the Trustee as to the selection of broker/dealers to execute the Trusts' portfolio transactions.

            INFORMATION AS TO SPONSOR, TRUSTEE AND EVALUATOR

Who is the Sponsor?

Nike Securities L.P., the Sponsor, specializes in the underwriting, trading and distribution of unit investment trusts and other securities. Nike Securities L.P., an Illinois limited partnership formed in 1991, acts as Sponsor for successive series of The First Trust Combined
Series, The First Trust Special Situations Trust, The First Trust
Insured Corporate Trust, The First Trust of Insured Municipal Bonds and The First Trust GNMA. First Trust introduced the first insured unit investment trust in 1974 and to date more than $9 billion in First Trust unit investment trusts have been deposited. The Sponsor's employees include a team of professionals with many years of experience in the unit investment trust industry. The Sponsor is a member of the National Association of Securities Dealers, Inc. and Securities Investor
Protection Corporation and has its principal offices at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 1996, the total partners' capital of Nike Securities L.P.
was $9,005,203 (audited). (This paragraph relates only to the Sponsor and not to the Trusts or to any series thereof or to any other dealer.
The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

Who is the Trustee?

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th floor, New York, New York 10004-2413. Unit holders who have questions regarding the Trusts may call the Customer Service Help Line at 1-800-682-7520. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee, whose duties are ministerial in nature, has not participated in the selection of the Equity Securities. For information relating to the responsibilities of the Trustee under the Indenture, reference is made to the material set forth under "Rights of Unit
Holders."

The Trustee and any successor trustee may resign by executing an instrument in writing and filing the same with the Sponsor and mailing a copy of a notice of resignation to all Unit holders. Upon receipt of such notice, the Sponsor is obligated to appoint a successor trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. If upon resignation of a trustee no successor has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor Trustee. The Trustee must be a banking corporation organized under the laws of the United States or any State and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Limitations on Liabilities of Sponsor and Trustee

The Sponsor and the Trustee shall be under no liability to Unit holders for taking any action or for refraining from taking any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith, gross negligence (ordinary negligence in the case of the Trustee) or reckless disregard of their obligations and duties. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Equity Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

If the Sponsor shall fail to perform any of its duties under the Indenture or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (a) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, or (b) terminate the Indenture and liquidate the Trust as provided herein, or (c) continue to act as Trustee without terminating the Indenture.

Who is the Evaluator?

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532. The Evaluator may resign or may be removed by the Sponsor or the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit holders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

                            OTHER INFORMATION

How May the Indenture be Amended or Terminated?

The Sponsor and the Trustee have the power to amend the Indenture without the consent of any of the Unit holders when such an amendment is
(1) to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders (as determined in good faith by the Sponsor and the Trustee).

The Indenture provides that a Trust shall terminate upon the Mandatory Termination Date indicated herein under "Summary of Essential Information." A Trust may be liquidated at any time by consent of 100% of the Unit holders of a Trust or by the Trustee when the value of the Equity Securities owned by a Trust as shown by any evaluation, is less than the lower of $2,000,000 or 20% of the total value of Equity Securities deposited in such Trust during the primary offering period, or in the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by a broker/dealer, including the Sponsor. If a Trust is liquidated because of the redemption of unsold Units of such Trust by a broker/dealer, the Sponsor will refund to each purchaser of Units of such Trust the entire sales charge paid by such purchaser. In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders of such Trust. Within a reasonable period after termination, the Trustee will follow the procedures set forth under "How are Income and Capital Distributed?"

Commencing on the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of a Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of a Trust specifying the time or times at which Unit holders may surrender their certificates for cancellation shall be given by the Trustee to each Unit holder at his address appearing on the registration books of the Trust maintained by the Trustee. At least 60 days prior to the Mandatory Termination Date of a Trust the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (reduced by customary transfer and registration charges), if such Unit holder owns at least 2,500 Units of such Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Mandatory Termination Date of a Trust. See "What is the Federal Tax Status of Unit Holders?" Unit holders not electing a distribution of shares of Equity Securities will receive a cash distribution from the sale of the remaining Equity Securities within a reasonable time after a Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the funds of such Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Equity Securities in a Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unit holder his pro rata share of the balance of the Income and Capital Accounts.

Legal Opinions

The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, will act as counsel for the Trustee and as special New York tax counsel for the Trusts.

Experts

The statements of net assets, including the schedules of investments, of the Trusts at the opening of business on the Initial Date of Deposit appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                     REPORT OF INDEPENDENT AUDITORS

The Sponsor, Nike Securities L.P., and Unit Holders
THE FIRST TRUST SPECIAL SITUATIONS TRUST, SERIES 193


We have audited the accompanying statements of net assets, including the schedules of investments, of The First Trust Special Situations Trust, Series 193, comprised of Communications Growth Trust Series, Energy Growth Trust, Series 2, Investment Services Growth Trust Series, Outsourcing Growth Trust Series, and Small-Cap Growth Trust Series, at the opening of business on April 16, 1997. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letters of credit held by the Trustee and deposited in the Trusts on April 16, 1997. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of The First Trust Special Situations Trust, Series 193, comprised of Communications Growth Trust Series, Energy Growth Trust, Series 2, Investment Services Growth Trust Series, Outsourcing Growth Trust Series, and Small-Cap Growth Trust Series, at the opening of business on April 16, 1997 in conformity with generally accepted accounting principles.


                                        ERNST & YOUNG LLP


Chicago, Illinois
April 16, 1997

                                                 Statements of Net Assets

                     The First Trust Special Situations Trust, Series 193
                At the Opening of Business on the Initial Date of Deposit
                                                           April 16, 1997



                                                                   Communications      Energy           Investment Services
                                                                   Growth Trust        Growth Trust     Growth Trust
                                                                   Series              Series 2         Series
                                                                   ______________      ____________     ___________________
NET ASSETS
Investment in Equity Securities represented
   by purchase contracts (1) (2)                                   $ 149,715           $ 149,510        $ 148,602
Organizational and offering costs (3)                                 45,000              45,000           45,000
                                                                   _________           _________        _________
                                                                     194,715             194,510          193,602
Less accrued organizational and
    offering costs (3)                                               (45,000)            (45,000)         (45,000)
Less liability for deferred sales charge (4)                          (5,293)             (5,286)          (5,254)
                                                                   _________           _________        _________
Net assets                                                         $ 144,422           $ 144,224        $ 143,348
                                                                   =========           =========        =========
Units outstanding                                                     15,122              15,102           15,010

ANALYSIS OF NET ASSETS
Cost to investors (5)                                              $ 151,227           $ 151,020        $ 150,103
Less sales charge (5)                                                 (6,805)             (6,796)          (6,755)
                                                                   _________           _________         ________
Net Assets                                                         $ 144,422           $ 144,224        $ 143,348
                                                                   =========           =========         ========

[FN]

                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) For each Trust, an irrevocable letter of credit totaling $200,000 issued by The Chase Manhattan Bank has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the purchase of the Equity Securities pursuant to contracts for the purchase of such Equity Securities.

(3) Each Trust will bear all or a portion of its estimated organizational and offering costs which will be deferred and charged off over a period not to exceed the life of the Trusts (approximately five years). The estimated organizational and offering costs are based on 2,000,000 Units of each Trust expected to be issued. To the extent the number of Units issued is larger or smaller, the estimate will vary.

(4) Represents the amount of mandatory distributions from each Trust ($.35 per Unit), payable to the Sponsor in five equal monthly installments beginning on November 28, 1997, and on the last business day of each month thereafter through March 31, 1998. If Units are redeemed prior to March 31, 1998, the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption.

(5) The aggregate cost to investors includes a sales charge computed at the rate of 4.5% of the Public Offering Price (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge for quantity purchases.

                                                 Statements of Net Assets

                     The First Trust Special Situations Trust, Series 193
                At the Opening of Business on the Initial Date of Deposit
                                                           April 16, 1997



                                                                                  Outsourcing         Small-Cap
                                                                                  Growth Trust        Growth Trust
                                                                                  Series              Series
                                                                                  ____________        ____________
NET ASSETS
Investment in Equity Securities represented
     by purchase contracts (1) (2)                                                $ 147,968           $ 149,961
Organizational and offering costs (3)                                                45,000              45,000
                                                                                  _________           _________
                                                                                    192,968             194,961
Less accrued organizational and offering costs (3)                                  (45,000)            (45,000)
Less liability for deferred sales charge (4)                                         (5,231)             (5,301)
                                                                                  _________           _________
Net assets                                                                        $ 142,737           $ 144,660
                                                                                  =========           =========
Units outstanding                                                                    14,946              15,147

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                             $ 149,463           $ 151,476
Less sales charge (5)                                                                (6,726)             (6,816)
                                                                                  _________           _________
Net Assets                                                                        $ 142,737           $ 144,660
                                                                                  =========           =========

[FN]
                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) For each Trust, an irrevocable letter of credit totaling $200,000 issued by The Chase Manhattan Bank has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the purchase of the Equity Securities pursuant to contracts for the purchase of such Equity Securities.

(3) Each Trust will bear all or a portion of its estimated organizational and offering costs which will be deferred and charged off over a period not to exceed the life of the Trusts (approximately five years). The estimated organizational and offering costs are based on 2,000,000 Units of each Trust expected to be issued. To the extent the number of Units issued is larger or smaller, the estimate will vary.

(4) Represents the amount of mandatory distributions from each Trust ($.35 per Unit), payable to the Sponsor in five equal monthly installments beginning on November 28, 1997, and on the last business day of each month thereafter through March 31, 1998. If Units are redeemed prior to March 31, 1998, the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption.

(5) The aggregate cost to investors includes a sales charge computed at the rate of 4.5% of the Public Offering Price (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge for quantity purchases.

Page 47
                                                  Schedule of Investments

                                       COMMUNICATIONS GROWTH TRUST SERIES
                     The First Trust Special Situations Trust, Series 193
                At the Opening of Business on the Initial Date of Deposit
                                                           April 16, 1997



                                                                                 Percentage       Market        Cost of
                                                                                 of Aggregate     Value         Equity
Number        Ticker Symbol and                                                  Offering         per           Securities
of Shares     Name of Issuer of Equity Securities (1)                            Price            Share         to Trust (2)
_________     _______________________________________                            ____________     ______        __________
              COMPUTER NETWORKING
192           COMS       3COM Corporation                                        3.99%            $31.125       $  5,976
139           ASND       Ascend Communications, Inc.                             3.93%             42.375          5,890
190           CS         Cabletron Systems, Inc.                                 3.98%             31.375          5,961
119           CSCO       Cisco Systems, Inc.                                     3.99%             50.250          5,980

              COMMUNICATIONS EQUIPMENT
222           ADCT       ADC Telecommunications, Inc.                            3.99%             26.875          5,966
215           ADTN       ADTRAN, Inc.                                            4.22%             29.375          6,316
115           LU         Lucent Technologies, Inc.                               4.00%             52.125          5,994
102           MOT        Motorola, Inc.                                          3.99%             58.625          5,980
 91           NT         Northern Telecom Limited (3)                            3.97%             65.375          5,949
146           TLAB       Tellabs, Inc.                                           3.99%             40.875          5,968

              COMMUNICATIONS SERVICES
254           ATI        Airtouch Communications, Inc.                           4.05%             23.875          6,064
104           AIT        Ameritech Corporation                                   4.04%             58.125          6,045
148           BLS        BellSouth Corporation                                   4.02%             40.625          6,013
199           CTC        Compania de Telefonos de Chile S.A. (ADR)               3.95%             29.750          5,920
337           HKT        Hong Kong Telecommunications, Ltd. (ADR)                4.00%             17.750          5,982
349           LCI        LCI International, Inc.                                 3.91%             16.750          5,846
104           RTRSY      Reuters Holdings plc (ADR)                              4.00%             57.625          5,993
117           SBC        SBC Communications, Inc.                                4.02%             51.375          6,011
 83           TEF        Telefonica de Espana S.A. (ADR)                         4.00%             72.125          5,986
147           TMX        Telefonos de Mexico S.A. (ADR)                          4.04%             41.125          6,045
136           VOD        Vodafone Group plc (ADR)                                3.97%             43.750          5,950
263           WCOM       WorldCom, Inc.                                          4.00%             22.750          5,983

              WIRELESS COMMUNICATIONS
 166          ANDW       Andrew Corporation                                      4.02%             36.250          6,018
 181          ERICY      LM Ericsson AB (ADR)                                    3.99%             33.000          5,973
 105          NOK/A      Oy Nokia AB (ADR)                                       3.94%             56.250          5,906
                                                                                ______                          ________
                               Total Investments                                  100%                          $149,715
                                                                                ======                          ========


[FN]
_____________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on April 15, 1997.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $149,715. Cost and profit to Sponsor relating to the Equity Securities sold to the Trust were $149,575 and $140, respectively.

(3) This Equity Security is a U.S. dollar denominated common stock of a Canadian company that trades directly on a United States national securities exchange.


Page 48

                                                  Schedule of Investments

                                            ENERGY GROWTH TRUST, SERIES 2
                     The First Trust Special Situations Trust, Series 193
                At the Opening of Business on the Initial Date of Deposit
                                                           April 16, 1997


                                                                               Percentage         Market        Cost of
                                                                               of Aggregate       Value         Equity
Number        Ticker Symbol and                                                Offering           per           Securities
of Shares     Name of Issuer of Equity Securities (1)                          Price              Share         to Trust (2)
_________     _______________________________________                          ____________       ______        ___________
              NATURAL GAS
162           ENE         Enron Corporation                                    4.02%              $ 37.125      $  6,014
117           SNT         Sonat, Inc.                                          3.99%                51.000         5,967

              OIL AND GAS, PRODUCTION
192           APA         Apache Corporation                                   3.98%                31.000         5,952
172           NEV         Nuevo Energy Company                                 4.01%                34.875         5,998

              OILFIELD SERVICES AND EQUIPMENT
580           DIVE        American Oilfield Divers, Inc.                       4.07%                10.500         6,090
129           BJS         BJ Services Company                                  4.02%                46.625         6,015
169           BHI         Baker Hughes, Inc.                                   4.03%                35.625         6,021
162           FLC         Falcon Drilling Company, Inc.                        3.98%                36.750         5,954
292           GLM         Global Marine, Inc.                                  3.98%                20.375         5,950
399           IO          Input/Output, Inc.                                   4.00%                15.000         5,985
301           NBR         Nabors Industries, Inc.                              3.95%                19.625         5,907
270           RB          Reading & Bates Corporation                          4.00%                22.125         5,974
297           RDC         Rowan Companies, Inc.                                4.02%                20.250         6,014
 58           SLB         Schlumberger, Ltd.                                   4.05%               104.250         6,046
131           TDW         Tidewater, Inc.                                      3.99%                45.500         5,960
 92           RIG         Transocean Offshore, Inc.                            3.75%                60.875         5,600
101           WAI         Western Atlas, Inc.                                  3.98%                58.875         5,946

              OILS, INTEGRATED
 74           AN          Amoco Corporation                                    4.02%                81.250         6,013
 94           CHV         Chevron Corporation                                  4.03%                64.125         6,028
115           XON         Exxon Corporation                                    4.02%                52.250         6,009
 49           MOB         Mobil Corporation                                    4.06%               123.875         6,070
140           REP         Repsol S.A. (ADR)                                    3.99%                42.625         5,967
 35           RD          Royal Dutch Petroleum Company (3)                    4.04%               172.625         6,042
 58           TX          Texaco, Inc.                                         4.02%               103.500         6,003
228           YPF         YPF Socied Anonima (ADR)                             4.00%                26.250         5,985
                                                                              ______                            ________
                                Total Investments                               100%                            $149,510
                                                                              ======                            ========

[FN]
_______________
(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on April 15, 1997.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $149,510. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $149,636 and $126, respectively.

(3) This Equity Security is a U.S. dollar denominated common stock of a Dutch company that trades directly on a United States national securities exchange.

Page 49
                                                  Schedule of Investments

                                  INVESTMENT SERVICES GROWTH TRUST SERIES
                     The First Trust Special Situations Trust, Series 193
                At the Opening of Business on the Initial Date of Deposit
                                                           April 16, 1997


                                                                                 Percentage       Market        Cost of
                                                                                 of Aggregate     Value         Equity
Number        Ticker Symbol and                                                  Offering         per           Securities
of Shares     Name of Issuer of Equity Securities (1)                            Price            Share         to Trust (2)
_________     _______________________________________                            ____________     _______       ___________
461           ADV        Advest Group, Inc.                                      3.92%            $12.625       $  5,820
208           BSC        Bear Stearns Companies, Inc.                            4.04%             28.875          6,006
164           DWD        Dean Witter, Discover and Company                       3.99%             36.125          5,925
152           DLJ        Donaldson Lufkin & Jenrette, Inc.                       4.00%             39.125          5,947
132           EV         Eaton Vance Corp.                                       4.00%             45.000          5,940
172           AGE        A.G. Edwards, Inc.                                      3.99%             34.500          5,934
265           EVR        EVEREN Capital Corporation                              3.99%             22.375          5,929
383           FVH        Fahnestock Viner Holdings, Inc. (3)                     3.99%             15.500          5,936
110           BEN        Franklin Resources, Inc.                                4.00%             54.000          5,940
332           HMQ        Hambrecht & Quist Group                                 4.02%             18.000          5,976
169           IFI        Interra Financial, Inc.                                 4.02%             35.375          5,978
138           JEF        Jefferies Group, Inc.                                   4.00%             43.125          5,951
129            LM        Legg Mason, Inc.                                        4.05%             46.625          6,015
183           LEH        Lehman Brothers Holdings, Inc.                          4.00%             32.500          5,948
159           MDD        McDonald & Company Investments                          3.99%             37.250          5,923
 67           MER        Merrill Lynch & Company, Inc.                           4.07%             90.250          6,047
360           MOR        Morgan Keegan, Inc.                                     3.97%             16.375          5,895
186           PWJ        Paine Webber Group Inc.                                 4.01%             32.000          5,952
339           PJC        Piper Jaffray Companies, Inc.                           3.99%             17.500          5,932
152           TROW       T. Rowe Price Associates                                4.05%             39.625          6,023
278           BQR        Quick & Reilly Group, Inc.                              4.00%             21.375          5,942
272           RJF        Raymond James Financial, Inc.                           4.00%             21.875          5,950
173           SCH        Charles Schwab Corporation                              3.97%             34.125          5,904
349           SWST       Southwest Securities Group, Inc.                        3.88%             16.500          5,759
120           TRV        Travelers Group, Inc.                                   4.06%             50.250          6,030
                                                                                ______                          ________
                               Total Investments                                  100%                          $148,602
                                                                                ======                          ========


[FN]
_____________
(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on April 15, 1997.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $148,602. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $148,916 and $314, respectively.

(3) This Equity Security is a U.S. dollar denominated common stock of a Canadian company that trades directly on a United States national securities exchange.

Page 50
                                                  Schedule of Investments

                                          OUTSOURCING GROWTH TRUST SERIES
                     The First Trust Special Situations Trust, Series 193
                At the Opening of Business on the Initial Date of Deposit
                                                           April 16, 1997



                                                                                  Percentage       Market        Cost of
                                                                                  of Aggregate     Value         Equity
Number       Ticker Symbol and                                                    Offering         per           Securities
of Shares    Name of Issuer of Equity Securities (1)                              Price            Share         to Trust (2)
_________    _______________________________________                              ____________     ______        ___________
             BUSINESS SERVICES
257          APAC        APAC Teleservices, Inc.                                  4.06%            $23.375       $  6,007
228          POS         Catalina Marketing Corporation                           3.99%             25.875          5,900
227          PK          Central Parking Corporation                              3.99%             26.000          5,902
297          UNF         UniFirst Corporation                                     3.99%             19.875          5,903

             ELECTRONICS MANUFACTURING
116          SCI         SCI Systems, Inc.                                        3.97%             50.625          5,872
123          SANM        Sanmina Corporation                                      3.87%             46.500          5,720
116          SLR         Solectron Corporation                                    4.00%             51.000          5,916

             INFORMATION SERVICES
295          ABRX        ABR Information Systems, Inc.                            4.06%             20.375          6,011
233          ANLY        Analysts International Corporation                       4.05%             25.750          6,000
140          AUD         Automatic Data Processing, Inc. (ADP)                    4.07%             43.000          6,020
152          EDS         Electronic Data Systems Corporation                      3.98%             38.750          5,890
211          EFX         Equifax, Inc.                                            3.99%             28.000          5,908
172          FIC         Fair Isaac & Company, Inc.                               4.02%             34.625          5,955
183          FDC         First Data Corporation                                   4.07%             32.875          6,016
159          KEA         Keane, Inc.                                              4.06%             37.750          6,002
133          PAYX        Paychex, Inc.                                            4.02%             44.750          5,952
136          SNDT        SunGard Data Systems, Inc.                               3.95%             43.000          5,848

             STAFFING
321          ASI         AccuStaff, Inc.                                          4.04%             18.625          5,979
170          CDI         CDI Corporation                                          4.04%             35.125          5,971
161          RHI         Robert Half International, Inc.                          3.98%             36.625          5,897
167          IS          Interim Services, Inc.                                   4.03%             35.750          5,970
157          MAN         Manpower, Inc.                                           4.01%             37.750          5,927
240          NRL         Norrell Corporation                                      4.01%             24.750          5,940
219          ASGN        On Assignment, Inc.                                      4.07%             27.500          6,022
272          ROMC        Romac International, Inc.                                3.68%             20.000          5,440
                                                                                 ______                          ________
                               Total Investments                                   100%                          $147,968
                                                                                 ======                          ========

[FN]
______________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on April 15 and 16, 1997.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $147,968. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $148,736 and $768, respectively.

Page 51
                                                  Schedule of Investments

                                            Small-Cap Growth Trust Series
                     The First Trust Special Situations Trust, Series 193
                At the Opening of Business on the Initial Date of Deposit
                                                           April 16, 1997



                                                                                 Percentage       Market        Cost of
                                                                                 of Aggregate     Value         Equity
Number      Ticker Symbol and                                                    Offering         per           Securities
of Shares   Name of Issuer of Equity Securities (1)                              Price            Share         to Trust (2)
_________   _______________________________________                              ____________     _______       ___________
218         AAM       Aames Financial Corporation                                2.65%            $18.250       $  3,979
115         AEIC      Air Express International, Inc.                            2.49%             32.500          3,738
 71         ABIG      American Bankers Insurance Group, Inc.                     2.51%             53.000          3,763
106         BWC       Belden, Inc.                                               2.47%             35.000          3,710
137         BHE       Benchmark Electronics, Inc.                                2.48%             27.125          3,716
163         BILL      Billing Information Concepts                               2.50%             23.000          3,749
105         CMT       CMAC Investment Corporation                                2.49%             35.500          3,728
362         CAV       Cavalier Homes, Inc.                                       2.41%             10.000          3,620
147         DAYR      Day Runner, Inc.                                           2.54%             25.875          3,804
103         ENCD      ENCAD, Inc.                                                2.53%             36.875          3,798
105         ESRX      Express Scripts, Inc.                                      2.54%             36.250          3,806
108         FIC       Fair Isaac & Company, Inc.                                 2.49%             34.625          3,739
330         FRES      Fresh America Corporation                                  2.53%             11.500          3,795
206         GNTX      Gentex Corporation                                         2.49%             18.125          3,734
195         JKHY      Jack Henry & Associates                                    2.44%             18.750          3,656
124         INVX      Innovex, Inc.                                              2.47%             29.875          3,705
130         KCS       KCS Energy, Inc.                                           2.50%             28.875          3,754
238         MLBC      ML Bancorp, Inc.                                           2.54%             16.000          3,808
116         MCRS      MICROS Systems, Inc.                                       2.48%             32.000          3,712
 97         MLI       Mueller Industries, Inc.                                   2.47%             38.125          3,698
120         BLDG      NCI Building Systems, Inc.                                 2.46%             30.750          3,690
108         NEV       Nuevo Energy Company                                       2.51%             34.875          3,766
139         OMP       OM Group, Inc.                                             2.53%             27.250          3,788
201         OSSI      Outback Steakhouse, Inc.                                   2.50%             18.625          3,744
316         PMTS      PMT Services, Inc.                                         2.53%             12.000          3,792
167         PHXX      Phoenix International Inc.                                 2.59%             23.250          3,883
129         REGL      Regal Cinemas, Inc.                                        2.49%             29.000          3,741
175         RXT       Renal Treatment Centers, Inc.                              2.49%             21.375          3,741
178         RFH       Richfood Holdings Inc.                                     2.48%             20.875          3,716
 91         ROP       Roper Industries, Inc.                                     2.47%             40.750          3,708
252         ROTC      Rotech Medical Corporation                                 2.52%             15.000          3,780
126         SPSS      SPSS, Inc.                                                 2.51%             29.875          3,764
 89         SJK       St. John Knits, Inc.                                       2.49%             41.875          3,727
130         SMOD      Smart Modular Technologies, Inc.                           2.49%             28.750          3,737
161         TRK       Speedway Motorsports, Inc.                                 2.48%             23.125          3,723
227         SPOR      Sport-Haley, Inc.                                          2.50%             16.500          3,745
164         UTEK      Ultratech Stepper, Inc.                                    2.45%             22.375          3,669
186         UNF       UniFirst Corporation                                       2.46%             19.875          3,697
179         VTRA      Vectra Banking Corporation                                 2.54%             21.250          3,804
154         WAT       Waters Corporation                                         2.49%             24.250          3,734

                                                                                ______                          ________
                            Total Investments                                     100%                          $149,961
                                                                                ======                          ========

[FN]
_______________
(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on April 15, 1997.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $149,961. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $150,151 and $190, respectively.


Page 52



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Page 55


CONTENTS:
Summary of Essential Information:
    Communications Growth Trust Series                    4
    Energy Growth Trust, Series 2                         4
    Investment Services Growth Trust Series               4
    Outsourcing Growth Trust Series                       5
    Small-Cap Growth Trust Series                         5
The First Trust Special Situations Trust, Series 193:
    What is The First Trust Special Situations Trust?     9
    What are the Expenses and Charges?                   12
    What is the Federal Tax Status of Unit Holders?      13
    Why are Investments in the Trusts Suitable for
        Retirement Plans?                                17
Portfolio:
    What are Equity Securities?                          17
        Risk Factors                                     17
    What are the Equity Securities Selected for:
         Communications Growth Trust Series?             22
         Energy Growth Trust, Series 2?                  25
         Investment Services Growth Trust Series?        26
         Outsourcing Growth Trust Series?                28
         Small-Cap Growth Trust Series?                  30
    What are Some Additional Considerations for          33
        Investors?
Public Offering:
    How is the Public Offering Price Determined?         34
    How are Units Distributed?                           36
    What are the Sponsor's Profits?                      37
    Will There be a Secondary Market?                    38
Rights of Unit Holders:
    How is Evidence of Ownership Issued and Transferred? 38
    How are Income and Capital Distributed?              38
    What Reports will Unit Holders Receive?              39
    How May Units be Redeemed?                           39
    How May Units be Purchased by the Sponsor?           41
    How May Equity Securities be Removed from a Trust?   41
Information as to Sponsor, Trustee and Evaluator:
    Who is the Sponsor?                                  42
    Who is the Trustee?                                  42
    Limitations on Liabilities of Sponsor and Trustee    43
    Who is the Evaluator?                                43
Other Information:
    How May the Indenture be Amended or Terminated?      43
    Legal Opinions                                       44
    Experts                                              44
Report of Independent Auditors                           45
Statements of Net Assets:
    Communications Growth Trust Series                   46
    Energy Growth Trust, Series 2                        46
    Investment Services Growth Trust Series              46
    Outsourcing Growth Trust Series                      47
    Small-Cap Growth Trust Series                        47
Schedules of Investments:
    Communications Growth Trust Series                   48
    Energy Growth Trust, Series 2                        49
    Investment Services Growth Trust Series              50
    Outsourcing Growth Trust Series                      51
    Small-Cap Growth Trust Series                        52

                             _____________

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

THIS PROSPECTUS DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE FUND HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.

                   FIRST TRUST (registered trademark)

                   COMMUNICATIONS GROWTH TRUST SERIES
                     ENERGY GROWTH TRUST, SERIES 2
                 INVESTMENT SERVICES GROWTH TRUST SERIES
                     OUTSOURCING GROWTH TRUST SERIES
                      SMALL-CAP GROWTH TRUST SERIES

                          Nike Securities L.P.
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank
                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520


                             April 16, 1997


                      PLEASE RETAIN THIS PROSPECTUS
                          FOR FUTURE REFERENCE
Page 56



               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Cross-Reference Sheet

     The Prospectus

     The signatures

     Exhibits

     Financial Data Schedule





                               S-1
                           SIGNATURES

     The Registrant, The First Trust Special Situations Trust, Series 193, hereby identifies The First Trust Special Situations Trust, Series 4 Great Lakes Growth and Treasury Trust, Series 1, The First Trust Special Situations Trust, Series 18 Wisconsin Growth and Treasury Securities Trust, Series 1, The First Trust Special Situations Trust, Series 119 and The First Trust Combined Series 248, for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, The First Trust Special Situations Trust, Series 193, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on April 16, 1997.

                              THE FIRST TRUST SPECIAL SITUATIONS
                              TRUST, SERIES 193

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                      Vice President



                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                       DATE

Robert D. Van Kampen   Sole Director       )
                       of Nike Securities  )
                       Corporation, the    )  April 16, 1997
                       General Partner of  )
                       Nike Securities L.P.)
                                           )
                                           )
                                           )Robert M. Porcellino
                                           ) Attorney-in-Fact**
                                           )
                                           )






   * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

   ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We consent to the reference to our firm under the caption "Experts" and to the use of our report dated April 16, 1997, in Amendment No. 1 to the Registration Statement (Form S-6) (File No. 333-23267) and related Prospectus of The First Trust Special Situations Trust, Series 193.



                                               ERNST & YOUNG LLP


Chicago, Illinois
April 16, 1997


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.





                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1    Form  of  Trust  Agreement for  Series  193  among  Nike
         Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee and First Trust Advisors L.P., as Evaluator and Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).

                               S-6